OMB APPROVAL	
OMB	3235-
Expires: September 30, 2024	
Estimated average burden	
hours per response	

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A
REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

GENERAL INSTRUCTIONS

I.   Eligibility Requirements for Use of Form 1-A.

This Form is to be used for securities offerings made pursuant to Regulation A (17 CFR 230.251 et seq.). Careful attention should be directed to the terms, conditions and requirements of Regulation A, especially Rule 251, because the exemption is not available to all issuers or for every type of securities transaction. Further, the aggregate offering price and aggregate sales of securities in any 12-month period is strictly limited to $20 million for Tier 1 offerings and $75 million for Tier 2 offerings, including no more than $6 million offered by all selling securityholders that are affiliates of the issuer for Tier 1 offerings and $22.5 million by all selling securityholders that are affiliates of the issuer for Tier 2 offerings. Please refer to Rule 251 of Regulation A for more details.

II.   Preparation, Submission and Filing of the Offering Statement.

An offering statement must be prepared by all persons seeking exemption under the provisions of Regulation A. Parts I, II and III must be addressed by all issuers. Part II, which relates to the content of the required offering circular, provides alternative formats, of which the issuer must choose one. General information regarding the preparation, format, content, and submission or filing of the offering statement is contained in Rule 252. Information regarding non-public submission of the offering statement is contained in Rule 252(d). Requirements relating to the offering circular are contained in Rules 253 and 254. The offering statement must be submitted or filed with the Securities and Exchange Commission in electronic format by means of the Com- mission's Electronic Data Gathering, Analysis and Retrieval System (EDGAR) in accordance with the EDGAR rules set forth in Regulation S-T (17 CFR Part 232) for such submission or filing.

III.   Incorporation by Reference and Cross-Referencing.

An issuer may incorporate by reference to other documents previously submitted or filed on EDGAR. Cross-referencing within the offering statement is also encouraged to avoid repetition of information. For example, you may respond to an item of this Form by providing a cross-reference to the location of the information in the financial statements, instead of repeating such information. Incorporation by reference and cross-referencing are subject to the following additional conditions:

(a)   The use of incorporation by reference and cross-referencing in Part II of this Form:

(1) Is limited to the following items:

(A) Items 2-14 of Part II and Part F/S if following the Offering Circular format;

(B) Items 3-11 of Form S-1 if following the Part I of Form S-1 format; or

(C) Items 3-28, and 30 of Form S-11 if following the Part I of Form S-11 format;

(2) May only incorporate by reference previously submitted or filed financial statements if the issuer meets the following requirements:

(A) the issuer has filed with the Commission all reports and other materials required to be filed, if any, pursuant to Rule 257 (§ 230.257) or by Sections 13(a), 14 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the issuer was required to file such reports and other materials);

(B) the issuer makes the financial statement information that is incorporated by reference pursuant to this item readily available and accessible on a website maintained by or for the issuer; and

(C) the issuer must state that it will provide to each holder of securities, including any beneficial owner, a copy of the financial statement information that have been incorporated by reference in the offering statement upon written or oral request, at no cost to the requester, and provide the issuer's website address, including the uniform resource locator (URL) where the incorporated financial statements may be accessed.

(b)   Descriptions of where the information incorporated by reference or cross-referenced can be found must be specific and must clearly identify the relevant document and portion thereof where such information can be found. For exhibits incorporated by reference, this description must be noted in the exhibits index for each relevant exhibit. All descriptions of where information incorporated by reference can be found must be accompanied by a hyperlink to the incorporated document on EDGAR, which hyperlink need not remain active after the filing of the offering statement. Inactive hyperlinks must be updated in any amendment to the offering statement otherwise required.

(c)   Reference may not be made to any document if the portion of such document containing the pertinent information includes an incorporation by reference to another document. Incorporation by reference to documents not available on EDGAR is not permitted. Incorporating information into the financial statements from elsewhere is not permitted. Information shall not be incorporated by reference or cross-referenced in any case where such incorporation would render the statement or report incomplete, unclear, or confusing.

(d)   If any substantive modification has occurred in the text of any document incorporated by reference since such document was filed, the issuer must file with the reference a statement containing the text and date of such modification.

IV.   Supplemental Information.

The information specified below must be furnished to the Commission as supplemental information, if applicable. Supplemental information shall not be required to be filed with or deemed part of the offering statement, unless otherwise required. The information shall be returned to the issuer upon request made in writing at the time of submission, provided that the return of such information is consistent with the protection of investors and the provisions of the Freedom of Information Act [5 U.S.C. 552] and the information was not filed in electronic format.

(a)   A statement as to whether or not the amount of compensation to be allowed or paid to the underwriter has been cleared with the Financial Industry Regulatory Authority (FINRA).

(b)   Any engineering, management, market, or similar report referenced in the offering circular or provided for external use by the issuer or by a principal underwriter in connection with the proposed offering. There must also be furnished at the same time a statement as to the actual or proposed use and distribution of such report or memorandum. Such a statement must identify each class of persons who have received or will receive the report or memorandum, and state the number of copies distributed to each such class along with a statement as to the actual or proposed use and distribution of such report or memorandum.

(c)   Such other information as requested by the staff in support of statements, representations and other assertions contained in the offering statement or any correspondence to the staff.

Correspondence appropriately responding to any staff comments made on the offering statement must also be furnished electronically. When applicable, such correspondence must clearly indicate where changes responsive to the staff 's comments may be found in the offering statement.

PART I—NOTIFICATION

The following information must be provided in the XML-based portion of Form 1-A available through the EDGAR portal and must be completed or updated before uploading each offering statement or amendment thereto. The format of Part I shown below may differ from the electronic version available on EDGAR. The electronic version of Part I will allow issuers to attach Part II and Part III for filing by means of EDGAR. All items must be addressed, unless otherwise indicated.

* * * * * *

☒   No changes to the information required by Part I have occurred since the last filing of this offering statement.

ITEM 1.   Issuer Information

Exact name of issuer as specified in the issuer's charter: Azotto Technology, LLC

Jurisdiction of incorporation/organization: Texas

Year of incorporation: 2023

CIK: 0001994005

Primary Standard Industrial Classification Code: 454110 - Electronic Shopping and Mail-Order Houses

I.R.S. Employer Identification Number: 92-3268248

Total number of full-time employees: 2

Total number of part-time employees: 1

Contact Information

Address of Principal Executive Offices: 3400 14th St., Plano, TX 75074

Telephone: (469) 734-7400

Provide the following information for the person the Securities and Exchange Commission's staff should call in connection with any pre-qualification review of the offering statement:

Name: Jeffrey C. O'Brien, Esq.

Address: c/o Chestnut Cambronne PA, 100 Washington Ave. S., Suite 1700, Minneapolis, Minnesota 55401

Telephone: (612) 336-1298

Provide up to two email addresses to which the Securities and Exchange Commission's staff may send any comment letters relating to the offering statement. After qualification of the offering statement, such e-mail addresses are not required to remain active: jobrien@chestnutcambronne.com, azotto.technology@gmail.com

Financial Statements

Industry Group (select one): ☐ Banking   ☐ Insurance   ☒ Other

Use the financial statements for the most recent fiscal period contained in this offering statement to provide the following information about the issuer. The following table does not include all of the line items from the financial statements. Long Term Debt would include notes payable, bonds, mortgages, and similar obligations. To determine "Total Revenues" for all companies selecting "Other" for their industry group, refer to Article 5-03(b)(1) of Regulation S-X. For companies selecting "Insurance," refer to Article 7-04 of Regulation S-X for calculation of "Total Revenues" and paragraphs 5 and 7(a) for "Costs and Expenses Applicable to Revenues".

[If "Other" is selected, display the following options in the Financial Statements table:]

Balance Sheet Information

Cash and Cash Equivalents:	0.00
Investment Securities:	0.00
Accounts and Notes Receivable:	0.00
Property, Plant and Equipment (PP&E):	0.00
Total Assets:	0.00
Accounts Payable and Accrued Liabilities:	0.00
Long Term Debt:	0.00
Total Liabilities:	0.00
Total Stockholders' Equity:	0.00
Total Liabilities and Equity:	0.00

Statement of Comprehensive Income Information

Total Revenues:	0.00
Costs and Expenses Applicable to Revenues:	0.00
Depreciation and Amortization:	0.00
Net Income:	0.00
Earnings Per Share – Basic:	0.00
Earnings Per Share – Diluted:	0.00

[If "Banking" is selected, display the following options in the Financial Statements table:]

Balance Sheet Information

Cash and Cash Equivalents:	N/A
Loans:	_____
Property and Equipment:	_____
Total Assets:	_____
Accounts Payable and Accrued Liabilities:	_____
Deposits:	_____
Long Term Debt:	_____

Total Liabilities: _____

Total Stockholders' Equity: _____

Total Liabilities and Equity: _____

Statement of Comprehensive Income Information

Total Interest Income: N/A

Total Interest Expense: _____

Depreciation and Amortization: _____

Net Income: _____

Earnings Per Share – Basic: _____

Earnings Per Share – Diluted: _____

[If "Insurance" is selected, display the following options in the Financial Statements table:]

Balance Sheet Information

Cash and Cash Equivalents: N/A

Total Investments: _____

Accounts and Notes Receivable: _____

Property and Equipment: _____

Total Assets: _____

Accounts Payable and Accrued Liabilities: _____

Policy Liabilities and Accruals: _____

Long Term Debt: _____

Total Liabilities: _____

Total Stockholders' Equity: _____

Total Liabilities and Equity: _____

Statement of Comprehensive Income Information

Total Revenues: N/A

Costs and Expenses Applicable to Revenues: _____

Depreciation and Amortization: _____

Net Income: _____

Earnings Per Share – Basic: _____

Earnings Per Share – Diluted: _____

[End of section that varies based on the selection of Industry Group]

Name of Auditor (if any): N/A

Outstanding Securities

Name of Class (if any)	Units Outstanding	CUSIP (if any)	Name of Trading Center or Quotation Medium (if any)
Common Equity	100	N/A	N/A
Preferred Equity	0	N/A	N/A

Debt Securities	0	N/A	N/A

ITEM 2. Issuer Eligibility

☒Check this box to certify that all of the following statements are true for the issuer(s):

- Organized under the laws of the United States or Canada, or any State, Province, Territory or possession thereof, or the District of Columbia.

- Principal place of business is in the United States or Canada.

- Not a development stage company that either (a) has no specific business plan or purpose, or (b) has indicated that its business plan is to merge with an unidentified company or companies.

- Not an investment company registered or required to be registered under the Investment Company Act of 1940.

- Not issuing fractional undivided interests in oil or gas rights, or a similar interest in other mineral rights.

- Not issuing asset-backed securities as defined in Item 1101(c) of Regulation AB.

- Not, and has not been, subject to any order of the Commission entered pursuant to Section 12(j) of the Exchange Act (15 U.S.C. 78l(j)) within five years before the filing of this offering statement.

- Has filed with the Commission all the reports it was required to file, if any, pursuant to Rule 257 during the two years immediately before the filing of the offering statement (or for such a shorter period that the issuer was required to file such reports).

ITEM 3. Application of Rule 262

☒Check this box to certify that, as of the time of this filing, each person described in Rule 262 of Regulation A is either not disqualified under that rule or is disqualified but has received a waiver of such disqualification.

☐Check this box if "bad actor" disclosure under Rule 262(d) is provided in Part II of the offering statement.

ITEM 4. Summary Information Regarding the Offering and Other Current or Proposed Offerings

Check the appropriate box to indicate whether you are conducting a Tier 1 or Tier 2 offering:

☐Tier 1   ☒Tier 2

Check the appropriate box to indicate whether the annual financial statements have been audited:

☐Unaudited   ☒Audited

Types of Securities Offered in this Offering Statement (select all that apply):

☐Equity (common or preferred stock)
☐Debt

☐Option, warrant or other right to acquire another security
☐Security to be acquired upon exercise of option, warrant or other right to acquire security
☐Tenant-in-common securities
☒Other (describe): Utility Tokens

Does the issuer intend to offer the securities on a delayed or continuous basis pursuant to Rule 251(d)(3)?

☐Yes   ☒No

Does the issuer intend this offering to last more than one year?

☒Yes   ☐No

Does the issuer intend to price this offering after qualification pursuant to Rule 253(b)?

☐Yes   ☒No

Will the issuer be conducting a best efforts offering?

☒Yes   ☐No

Has the issuer used solicitation of interest communications in connection with the proposed offering?

☐Yes   ☒No

Does the proposed offering involve the resale of securities by affiliates of the issuer?

☐Yes   ☒No

Number of securities offered: 1

Number of securities of that class already outstanding: None

The information called for by this item below may be omitted if undetermined at the time of filing or submission, except that if a price range has been included in the offering statement, the midpoint of that range must be used to respond. Please refer to Rule 251(a) for the definition of "aggregate offering price" or "aggregate sales" as used in this item. Please leave the field blank if undetermined at this time and include a zero if a particular item is not applicable to the offering.

Price per security: $ 0.05

The portion of the aggregate offering price attributable to securities being offered on behalf of the issuer:
$ 50,000,000.00

The portion of the aggregate offering price attributable to securities being offered on behalf of selling security- holders:
$ 0

The portion of aggregate offering attributable to all the securities of the issuer sold pursuant to a qualified offering statement within the 12 months before the qualification of this offering statement:
$ 0

The estimated portion of aggregate sales attributable to securities that may be sold pursuant to any other qualified offering statement concurrently with securities being sold under this offering statement:
$ 0

Total: $ 50,000,000.00 (the sum of the aggregate offering price and aggregate sales in the four preceding paragraphs).

Anticipated fees in connection with this offering and names of service providers:

	Name of Service Provider	Fees
Underwriters:	N/A	$ 0
Sales Commissions:	N/A	$ 0
Finders' Fees:	N/A	$ 0
Audit:	N/A	$ 0
Legal:	Chestnut Cambronne PA	$ 10,000.00
Promoters:	N/A	$ 0
Blue Sky Compliance:	N/A	$ 0

CRD Number of any broker or dealer listed: N/A
Estimated net proceeds to the issuer: $38,000,000.00

Clarification of responses (if necessary): Assuming that the maximum amount of securities are sold pursuant to this Offering.

ITEM 5. Jurisdictions in Which Securities are to be Offered

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Using the list below, select the jurisdictions in which the securities are to be offered by underwriters, dealers or sales persons or check the appropriate box:

☒None

Same as the jurisdictions in which the issuer intends to offer the securities.

[List will include all U.S. and Canadian jurisdictions, with an option to add and remove them individually, add all and remove all.]

ITEM 6. Unregistered Securities Issued or Sold Within One Year

☒None

As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year before the filing of this Form 1-A, state:

    (a)   Name of such issuer.

    (b)   (1)   Title of securities issued

(2)   Total amount of such securities issued

(3)   Amount of such securities sold by or for the account of any person who at the time was a director, officer, promoter or principal securityholder of the issuer of such securities, or was an underwriter of any securities of such issuer

(c)   (1) Aggregate consideration for which the securities were issued and basis for computing the amount thereof. _____

(2) Aggregate consideration for which the securities listed in (b)(3) of this item (if any) were issued and the basis for computing the amount thereof (if different from the basis described in (c)(1)).

(d)   Indicate the section of the Securities Act or Commission rule or regulation relied upon for ex- emption from the registration requirements of such Act and state briefly the facts relied upon for such exemption: _____ _____

PART II —OFFERING CIRCULAR

See following pages. The remainder of this page intentionally left blank.

AN OFFERING STATEMENT PURSUANT TO REGULATION A RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. INFORMATION CONTAINED IN THIS PRELIMINARY OFFERING CIRCULAR IS SUBJECT TO COMPLETION OR AMENDMENT. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED BEFORE THE OFFERING STATEMENT FILED WITH THE COMMISSION IS QUALIFIED. THIS PRELIMINARY OFFERING CIRCULAR SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR MAY THERE BE ANY SALES OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL BEFORE REGISTRATION OR QUALIFICATION UNDER THE LAWS OF SUCH STATE. THE COMPANY MAY ELECT TO SATISFY ITS OBLIGATION TO DELIVER A FINAL OFFERING CIRCULAR BY SENDING YOU A NOTICE WITHIN TWO BUSINESS DAYS AFTER THE COMPLETION OF THE COMPANY'S SALE TO YOU THAT CONTAINS THE URL WHERE THE FINAL OFFERING CIRCULAR OR THE OFFERING STATEMENT IN WHICH SUCH FINAL OFFERING CIRCULAR WAS FILED MAY BE OBTAINED.

OFFERING CIRCULAR DATED SEPTEMBER 15, 2023

AZOTTO TECHNOLOGY, LLC



AZOTTO

3400 14th St
Plano, TX 75074
www.azottotech.com

UP TO 1,000,000,000 TOKENS

SEE "SECURITIES BEING OFFERED" AT PAGE 32

MINIMUM INVESTMENT: 200 Tokens ($10.00)

We are offering a maximum of 1,000,000,000 utility tokens (the "Tokens"). The Tokens will be sold at a price of $0.05 per Token. As of September 15, 2023, the Company has issued 0 Tokens in this Offering for total proceeds of $0.

	Total Offered	Price to Public Per Unit	Broker-Dealer Discount and Commissions	Proceeds to Issuer (1)
Minimum	$20,000.00	$0.05	$0	$10,000.00
Maximum	$50,000,000.00	$0.05	$0	$38,000,000.00

(1) The Company expects that, not including state filing fees, the minimum amount of expenses of the offering that we will pay will be approximately $10,000.00. In the event that the maximum offering amount is sold, the total offering expenses will be approximately $12,000,000.00, not including state filing fees.

This offering (the "Offering") will terminate at the earliest of the date at which the maximum offering amount has been sold, and the date at which the Offering is earlier terminated by the Company, in its sole discretion. At least every 12 months after this Offering has been qualified by the United States Securities and Exchange Commission (the "Commission"), the Company will file a post-qualification amendment to include the Company's recent financial statements. The Offering is being conducted on a best-efforts basis without any minimum target. The Company may undertake one or more closings on a rolling basis. After each closing, funds tendered by investors will be available to the Company.

Each holder of our Tokens is not entitled to vote on any matters pertaining to the Company. Holders of our membership interests will vote on all submitted to vote.

Page 10

INVESTING IN THE SECURITIES DESCRIBED HEREIN IS SPECULATIVE AND INVOLVES SUBSTANTIAL RISKS. YOU SHOULD PURCHASE THESE SECURITIES ONLY IF YOU CAN AFFORD A COMPLETE LOSS OF YOUR INVESTMENT. SEE "RISK FACTORS" BEGINNING ON PAGE 7 TO READ ABOUT THE MORE SIGNIFICANT RISKS YOU SHOULD CONSIDER BEFORE BUYING THE SECURITIES OF THE COMPANY.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OR GIVE ITS APPROVAL OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION

GENERALLY, NO SALE MAY BE MADE TO YOU IN THIS OFFERING IF THE AGGREGATE PURCHASE PRICE YOU PAY IS MORE THAN 10% OF THE GREATER OF YOUR ANNUAL INCOME OR NET WORTH. DIFFERENT RULES APPLY TO ACCREDITED INVESTORS AND NON-NATURAL PERSONS. BEFORE MAKING ANY REPRESENTATION THAT YOUR INVESTMENT DOES NOT EXCEED APPLICABLE THRESHOLDS, WE ENCOURAGE YOU TO REVIEW RULE 251(d)(2)(i)(C) OF REGULATION A. FOR GENERAL INFORMATION ON INVESTING, WE ENCOURAGE YOU TO REFER TO www.investor.gov.

Sales of these securities will commence on approximately November 1, 2023.

The Company is following the "Offering Circular" format of disclosure under Regulation A.

In the event that we become a reporting Company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012. See "Implications of Being an Emerging Growth Company".

TABLE OF CONTENTS

In this Offering Circular, the term "Azotto", "we", "us", "our" or the "Company" refers to Azotto Technology, LLC

THIS OFFERING CIRCULAR MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE", "PROJECT", "BELIEVE", "ANTICIPATE", "INTEND", "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

SUMMARY

Overview

Azotto was organized under the laws of the State of Texas on March 24, 2023. Azotto seeks to reinvent car purchase and sale transactions with cutting-edge technologies such as Web 3.0/blockchain and AI/ML that make the buying and selling process frictionless and secure for car buyers and sellers.

The Offering

Securities offered:	Maximum of 1,000,000,000 Tokens at an offering price of $0.05 per Token

Securities outstanding before the Offering (as of September 15, 2023)

The Company has not issued any Tokens prior to the Offering.

Securities outstanding after the Offering:

1,000,000,000 Tokens (assuming all Tokens are sold in this Offering)

Implications of Being an Emerging Growth Company

We are not subject to the ongoing reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") because we are not registering our securities under the Exchange Act. Rather, we will be subject to the more limited reporting requirements under Regulation A, including the obligation to electronically file:

- annual reports (including disclosure relating to our business operations for the preceding three fiscal years, or, if in existence for less than three years, since inception, related party transactions, beneficial ownership of the issuer's securities, executive officers and directors and certain executive compensation information, management's discussion and analysis ("MD&A") of the issuer's liquidity, capital resources, and results of operations, and two years of audited financial statements),

- semiannual reports (including disclosure primarily relating to the issuer's interim financial statements and MD&A) and

- current reports for certain material events.

In addition, at any time after completing reporting for the fiscal year in which our offering statement was qualified, if the securities of each class to which this Offering Statement relates are held of record by fewer than 300 persons and offers or sales are not ongoing, we may immediately suspend our ongoing reporting obligations under Regulation A.

If and when we become subject to the ongoing reporting requirements of the Exchange Act, as an issuer with less than $1.07 billion in total annual gross revenues during our last fiscal year, we will qualify as an "emerging growth company" under the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act") and this status will be significant. An emerging growth company may take advantage of certain reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. In particular, as an emerging growth company we:

- will not be required to obtain an auditor attestation on our internal controls over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

- will not be required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives (commonly referred to as "compensation discussion and analysis");

- will not be required to obtain a non-binding advisory vote from our stockholders on executive compensation or golden parachute arrangements (commonly referred to as the "say-on-pay", "say-on-frequency" and "say-on-golden-parachute" votes);

- will be exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and CEO pay ratio disclosure;

- may present only two years of audited financial statements and only two years of related Management's Discussion and Analysis of Financial Condition and Results of Operations, or MD&A; and

- will be eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards.

We intend to take advantage of all of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards, and hereby elect to do so. Our election to use the phase-in periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under Section 107 of the JOBS Act.

Under the JOBS Act, we may take advantage of the above-described reduced reporting requirements and exemptions for up to five years after our initial sale of common equity pursuant to a registration statement declared effective under the Securities Act of 1933, as amended (the "Securities Act"), or such earlier time that we no longer meet the definition of an emerging growth company. Note that this Offering, while a public offering, is not a sale of common equity pursuant to a registration statement, since the Offering is conducted pursuant to an exemption from the registration requirements. In this regard, the JOBS Act provides that we would cease to be an "emerging growth company" if we have more than $1.07 billion in annual revenues, have more than $700 million in market value of our Common Stock held by non-affiliates, or issue more than $1 billion in principal amount of non-convertible debt over a three-year period.

Certain of these reduced reporting requirements and exemptions are also available to us due to the fact that we may also qualify, once listed, as a "smaller reporting company" under the rules of the Securities and Exchange Commission (the "SEC"). For instance, smaller reporting companies are not required to obtain an auditor attestation on their assessment of internal control over financial reporting; are not required to provide a compensation discussion and analysis; are not required to provide a pay-for-performance graph or CEO pay ratio disclosure; and may present only two years of audited financial statements and related MD&A disclosure.

Selected Risks Associated with Our Business

Our business is subject to a number of risks and uncertainties, including those highlighted in the section titled "Risk Factors" immediately following this summary. These risks include, but are not limited to, the following:

- We are a comparatively early-stage company that has incurred operating losses in the past, expects to incur operating losses in the future, and may never achieve or maintain profitability.

- Our technology continues to be developed, and there is no guarantee that we will ever successfully develop the technology that is essential to our business to a point at which no further development is needed.

- We may be subject to numerous data protection requirements and regulations.

- We operate in a highly competitive industry that is dominated by a number of exceptionally large, well-capitalized market leaders and the size and resources of some of our competitors may allow them to compete more effectively than we can.

- We rely on third parties to provide services essential to the success of our business.

- We expect to raise additional capital through equity and/or debt offerings to support our working capital requirements and operating losses.

- The Company is controlled by its members and managers.

- This investment is illiquid.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events, and technological developments (such as cyber-attacks and the ability to prevent such attacks). Additionally, early-stage companies are inherently riskier than more developed companies, and the risk of business failure and complete loss of your investment capital is present. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to Our Company

We have a limited operating history upon which you can evaluate our performance. Accordingly, our prospects must be considered in light of the risks that any new company encounters. Our Company was incorporated under the laws of the State of Texas on March 24, 2023. The likelihood of our creation of a successful business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the growth of a business, operation in a competitive industry, and the continued development of our technology and products. We anticipate that our operating expenses will increase for the near future, and there is no assurance that we will be profitable in the near future. You should consider our business, operations, and prospects in light of the risks, expenses and challenges faced as an emerging growth company.

Our technology continues to be developed, and it is unlikely that we will ever develop our technology to a point at which no further development is required. Azotto is developing complex technology that requires significant technical and regulatory expertise to develop, commercialize and update to meet evolving market and regulatory requirements. If we are unable to successfully develop and commercialize our technology and products, it will significantly affect our viability as a company.

If our security measures are breached or unauthorized access to individually identifiable biometric or other personally identifiable information is otherwise obtained, our reputation may be harmed, and we may incur significant liabilities. In the ordinary course of our business, we may collect and store sensitive data, including personally identifiable information ("PII"), owned or controlled by ourselves or our customers, and other parties. We communicate sensitive data electronically, and through relationships with multiple third-party vendors and their subcontractors. These applications and data encompass a wide variety of business-critical information, including research and development information, patient data, commercial information, and business and financial information. We face a number of risks relative to protecting this critical information, including loss of access risk, inappropriate use or disclosure, inappropriate modification, and the risk of our being unable to adequately monitor, audit, and modify our controls over our critical information. This risk extends to the third-party vendors and subcontractors we use to manage this sensitive data. As a custodian of this data, Azotto therefore inherits responsibilities related to this data, exposing itself to potential threats. Data breaches occur at all levels of corporate sophistication (including at companies with significantly greater resources and security measures than our own) and the resulting fallout stemming from these breaches can be costly, time-consuming, and damaging to a company's reputation. Further, data breaches need not occur from malicious attacks or phishing only. Often, employee carelessness can result in sharing PII with a much wider audience than intended. Consequences of such data breaches could result in fines, litigation expenses, costs of implementing better systems, and the damage of negative publicity, all of which could have a material adverse effect on our business operations and financial condition.

Privacy and data security laws and regulations could require us to make changes to our business, impose additional costs on us and reduce the demand for our software solutions. Our business model contemplates that we will transmit a significant amount of personal or identifying information through our platform. Privacy and data security have become significant issues in the United States and in other jurisdictions where we may offer our video surveillance solutions. The regulatory framework relating to privacy and data security issues worldwide is evolving rapidly and is likely to remain uncertain for the foreseeable future. Federal, state and foreign government bodies and agencies have in the past adopted, or may in the future adopt, laws and regulations regarding the collection, use, processing, storage and disclosure of personal or identifying information obtained from customers and other individuals. In addition to government regulation, privacy advocates and industry groups may propose various self-regulatory standards that may legally or contractually apply to our business. Because the interpretation and application of many privacy and data security laws, regulations and applicable industry standards are uncertain, it is possible that these laws, regulations and standards may be interpreted and applied in a manner inconsistent with our existing privacy and data management practices. As we expand into new jurisdictions or verticals, we will need to understand and comply with various new requirements applicable in those jurisdictions or verticals.

To the extent applicable to our business or the businesses of our customers, these laws, regulations and industry standards could have negative effects on our business, including by increasing our costs and operating expenses, and delaying or impeding our deployment of new core functionality and products. Compliance with these laws, regulations and industry standards requires significant management time and attention, and failure to comply could result in negative publicity, subject us to fines or penalties or result in demands that we modify or cease existing business practices. In addition, the costs of compliance with, and other burdens imposed by, such laws, regulations and industry standards may adversely affect our customers' ability or desire to collect, use, process and store personal information using our software solutions, which could reduce overall demand for them. Even the perception of privacy and data security concerns, whether or not valid, may inhibit market acceptance of our software solutions in certain verticals. Any of these outcomes could adversely affect our business and operating results.

We anticipate sustaining operating losses for the foreseeable future. It is anticipated that we will sustain operating losses until for the foreseeable future as we expand our team, continue with research and development, and strive to gain customers and gain market share in our industry. Our ability to become profitable depends on our ability to expand our customer base. There can be no assurance that this will occur. Unanticipated problems and expenses are often encountered in offering new products which may impact whether the Company is successful. Furthermore, we may encounter substantial delays and unexpected expenses related to development, technological changes, marketing, regulatory requirements and changes to such requirements or other unforeseen difficulties. There can be no assurance that we will ever become profitable. If the Company sustains losses over an extended period of time, it may be unable to continue in business.

If our products do not achieve broad acceptance both domestically and internationally, we will not be able to achieve our anticipated level of growth. We cannot accurately predict the future growth rate or the size of the market for our products and technology. The expansion of the market for our solutions depends on a number of factors, such as: market demand and trends, competitive landscape, economic conditions, regulatory and legal requirements, technological advancements, cultural and social factors, distribution and logistics, partnerships and collaborations, customer education and support, economic conditions.

Successful infringement claims against us could result in significant monetary liability or prevent us from selling some of our products. We believe our products and technology may be highly disruptive to a very large and growing market. Our competitors are well capitalized with significant intellectual property protection and resources and they (and/or patent trolls) may initiate infringement lawsuits against our Company. Such litigation could be expensive and could also prevent us from selling our products, which would significantly harm our ability to grow our business as planned.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience. Recruiting and retaining highly qualified personnel, consultants and advisors is critical to our success. These demands may require us to hire additional personnel, consultants and advisors and will require our existing management personnel to develop additional expertise. We face intense competition for personnel, consultants and advisors. The failure to attract and retain personnel, consultants and advisors or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, or in hiring consultants and advisors, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

Our future success is dependent on the continued service of our small management team. Three executive officers provide leadership to Azotto. Our success is dependent on their ability to manage all aspects of our business effectively. Because we are relying on our small management team, we lack certain business development resources that may hurt our ability to grow our business. Although we intend to grow our management team, there is no guarantee that newly added management team members will contribute to Azotto as we hope. Any loss of key members of our executive team could have a negative impact on our ability to manage and grow our business effectively. We do not have employment agreements with any members of our senior management team, nor do we maintain a key person life insurance policy on any of the members of our senior management team. As a result, we would have no way to cover the financial loss if we were to lose the services of our directors or officers.

Any valuation at this stage is difficult to assess. Our valuation was established internally. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially early-stage companies, is difficult to assess and you may risk overpaying for your investment if you invest in our Offering.

A pandemic, epidemic or outbreak of an infectious disease in the United States may adversely affect our business. If a pandemic, epidemic or outbreak of an infectious disease occurs in the United States, our business may be adversely affected. In December 2019, a novel strain of coronavirus, COVID-19, was identified in Wuhan, China. This virus continues to spread globally and, as of April 2020, has spread to over 50 countries, including the United States. The spread of an infectious disease, including COVID-19, may result in the inability of our suppliers to deliver components to us on a timely basis, or our service providers to continue providing services in an effective manner. Further, the spread of a disease such as COVID-19 could lead to unfavorable economic conditions, which would adversely impact our operations. The extent to which the coronavirus impacts our business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others.

Risks Related to the Securities in this Offering

This investment is illiquid. There is no currently established market for reselling these securities. If you decide that you want to resell these securities in the future, you may not be able to find a buyer. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

PLAN OF DISTRIBUTION AND SELLING SECURITYHOLDERS

Plan of Distribution

The Company is offering up to 1,000,000,000 tokens on a "best efforts" basis at a price of $0.05 per Unit. The minimum subscription is $10.00, or 200 Tokens. Under Regulation A+, the Company may only offer $50 million in Tokens during a rolling 12-month period. As of September 15, 2023, the Company has issued 0 Tokens in this Offering for gross proceeds of $0.

The Company intends to market the shares in this Offering both through online and offline means. Online marketing may take the form of contacting potential investors through electronic media and posting our Offering Circular or "testing the waters" materials on an online investment platform. This Offering Circular will be furnished to prospective investors via download 24 hours per day, 7 days per week on the Company's website (www.Azottotech.com) on a landing page that relates to the Offering, www.Azottotech.com.

The Offering will terminate at the earliest of the date at which the maximum offering amount has been sold and the date at which the Offering is earlier terminated by the Company, in its sole discretion.

The Company may undertake one or more closings on an ongoing basis. After each closing, funds tendered by investors will be available to the Company.

Selling Security holders

No securities are being sold for the account of security holders; all net proceeds of this Offering will go to the Company.

Transfer Agent

We have not engaged a Transfer Agent for the Company's securities. The Offering will be sold by the Company's members and managers. The pre-sale will take place on the website https://azottotech.com and then using smart-contracts the token will be distributed to the investors.

Investors' Tender of Funds

After the SEC has qualified the Offering Statement, the Company will accept tenders of funds to purchase the Common Stock. The Company may close on investments on a "rolling" basis (so not all investors will receive their securities on the same date). Investors may subscribe by tendering funds via ACH, debit or credit card, wire or check. Subscriptions via credit card will be processed via a third-party payment processor. Investors should note that processing of checks and credit cards by financial institutions has been impacted by restrictions on businesses due to the coronavirus pandemic. Delays in the processing and closing of subscriptions paid by check may occur, and credit card processing fees may fluctuate. Upon closing, funds tendered by investors will be made available to the Company for its use. The Company estimates that approximately 58% of the gross proceeds raised in this Offering will be paid via credit card. This assumption was used in estimating the payment processing fees included in the total Offering expenses set forth in the "Use of Proceeds" section of this Offering Circular.

In order to invest you will be required to subscribe to the Offering at www.Azottotech.com and agree to the terms of the Offering and the subscription agreement.

In the event that it takes some time for the Company to raise funds in this Offering, the Company may rely on cash on hand, or may seek to raise funds by conducting a new offering of equity or debt securities.

USE OF PROCEEDS TO ISSUER

The maximum gross proceeds from the sale of our Units in this Offering is $50,000,000 (including the proceeds from the issuance of all Warrant Shares upon exercise of Warrants issued in this Offering).

Assuming a maximum raise of $50,000,000, the net proceeds of this Offering would be approximately $38,000,000, after subtracting estimated Offering costs (including legal, accounting, marketing, selling, platform fees, payment processing fees, and other costs incurred in the Offering) of $12,000,000 and assuming the sale of 1,000,000,000 Tokens.

Assuming a raise of $12,500,000 (representing 25% of the maximum offering amount), the net proceeds would be approximately $9,500,000, after subtracting estimated Offering costs (including legal, accounting, marketing, selling, platform fees, payment processing fees, and other costs incurred in the Offering) of $3,000,000 and assuming the sale of 500,000,000 Tokens.

Assuming a raise of $25,000,000 (representing 50% of the maximum offering amount), the net proceeds would be approximately $19,000,000, after subtracting estimated Offering costs (including legal, accounting, marketing, selling, platform fees, payment processing fees, and other costs incurred in the Offering) of $6,000,000 and assuming the sale of 500,000,000 Tokens.

Assuming a raise of $35,000,000 (representing 75% of the maximum offering amount), the net proceeds would be approximately $28,500,000, after subtracting estimated Offering costs (including legal, accounting, marketing, selling, platform fees, payment processing fees, and other costs incurred in the Offering) of $9,000,000 and assuming the sale of 750,000,000 Tokens.

Assuming a minimum raise of $20,000, the net proceeds would be approximately $10,000, after subtracting estimated Offering costs (including legal, accounting, marketing, selling, platform fees, payment processing fees, and other costs incurred in the Offering) of $10,000 and assuming the sale of 400,000 tokens.

As of September 15, 2023, the Company has issued 0 Tokens in this Offering for gross proceeds of $0. Offering expenses incurred to date are estimated to be $0. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Please see the table below for a summary of our intended use of the net proceeds from this Offering:

Use of Proceeds	Percentage of Offering Sold			
	25%	50%	75%	100%
Liquidity	$ 3,250,000	$ 7,500,000	$9,750,0001	$13,000,000
Team and Advisors	1,875,000	3,750,000	5,625,000	7,500,000
Strategic Sale	1,250,000	2,500,000	3,750,000	5,000,000
Platform Development	3,125,000.	6,250,000	9,375,000	12,500,000
Legal	250,000	500,000	750,000	1,000,000
Marketing	2,750,000	5,500,000	8,250,000	11,000,000
TOTAL	$12,500,000	$25,000,000	$37,500,000	$50,000,000

Because the Offering is a "best efforts" offering, we may close the Offering without sufficient funds for all the intended purposes set out above, or even to cover the costs of this Offering.

The Company reserves the right to change the above use of proceeds if management believes it is in the best interests of the Company.

THE COMPANY'S BUSINESS

Azotto: Web3-Powered Car Transactions Marketplace

Disclaimer & Disclosures

Our company takes the protection of our users and the integrity of our token seriously. Our AZOTTO (AZTO) utility token is designed specifically to reward users who purchase products and services within our AZOTTO ecosystem.

To provide more protection to our users, we want to emphasize that the AZTO utility token does not represent ownership in our company, and it does not provide or promise financial returns. It is also not backed by any physical asset or government entity, making it imperative that it should not be viewed as a traditional investment opportunity.

This whitepaper does not constitute legal, financial, or investment advice, and buyers should seek professional advice before making any investment decisions. The company makes no guarantees regarding the accuracy or completeness of the information contained in this whitepaper and is not responsible for any financial losses or damages that may result from the purchase or use of the utility token. Buyers should also be aware that the regulatory environment for utility tokens is evolving and that the legal status of the utility token may change in the future. The company advises all potential buyers to stay informed about changes in regulation and to consult with legal and financial professionals to determine how these changes may affect their investment. We strongly encourage all users to conduct their own independent research and seek advice from financial and legal professionals before purchasing our AZOTTO (AZTO) utility token. The decision to purchase or sell our utility token is entirely at the user's discretion and risk, and we do not guarantee the value of the token.

The company makes no guarantees regarding the performance or functionality of the platform or the utility token. The success of the platform and the utility token are dependent on a variety of factors, including market demand and technological advancements. Moreover, we want to make it clear that our company is not responsible or liable for any decisions made by users with regards to the purchase or use of the token. We do not make any guarantees or representations regarding the performance of the utility token, and we do not assume any responsibility for any financial losses or damages that may result from the purchase or use of our utility token. The purchase and holding of the utility token involves a high degree of risk, including risks related to the development of the underlying technology, market volatility, and changes in regulation. Buyers should carefully consider these risks and consult with legal and financial professionals before making any investment decisions.

By purchasing and using our utility token, users agree to comply with all applicable laws and regulations, and to assume all responsibility and risk associated with the utility token. We are committed to providing a fair and transparent environment for our users, and we encourage everyone to carefully consider the risks involved before participating in our ecosystem. This offering may be subject to various regulatory requirements, and the company does not assume responsibility for ensuring that potential buyers comply with such regulations. The company advises all potential buyers to consult with legal and financial professionals to determine whether they are eligible to purchase the utility token.

In summary, our AZTO utility token is specifically designed to reward users for participating in our AZOTTO ecosystem. We take the protection of our users seriously, and we strongly encourage all users to conduct their own research and seek advice from financial and legal professionals before making any decisions regarding the purchase or use of our utility token.

Company

We are on a mission to reinvent car transactions with cutting-edge technologies such as Web 3.0/blockchain and AI/ML that make the buying and selling process frictionless and secure for car buyers and sellers.

Vision

To eliminate the paperwork hassles associated with buying and selling cars, such as title transfers, registration, and bill of sale, by transforming them into secure and verifiable NFTs (Non-Fungible Tokens).

Our innovative approach aims to streamline the entire process, making it frictionless, transparent, and secure for car buyers and sellers. We want to revolutionize the automotive industry by transitioning from cumbersome paperwork to digital NFTs, bringing efficiency and trust to car transactions like never before.

Values

Values are an important part of the overall vision of the company. We commit to staying true and following these core values:

Integrity: Operating with honesty and transparency for customers, employees, and partners.

Innovation: Striving to innovate and improve, pushing boundaries and embracing new ideas to provide the best possible solutions for our clients.

Teamwork: Believing in the power of collaboration and teamwork, working together to achieve common goals and supporting each other to deliver outstanding results.

Diversity and Inclusion: Celebrating differences in backgrounds, experiences, and perspectives, and creating an environment where everyone feels valued and respected.

Strong Work Ethic: Taking ownership and responsibility for our work, being proactive and taking the initiative to solve problems and overcome challenges with a positive attitude and mindset.

These values will be the guiding force for every decision AZOTTO makes on its quest to improve the quality of the automotive industry through technology.

AZOTTO: Web3 Car Transactions Platform

In this whitepaper, we will discuss AZOTTO's MVP (Minimum Viable Product) and MVS (Minimum Viable Segment) and how the platform would be built in two phases to solve the car buying and selling transaction process.

In PHASE ONE, we'll create an MVP auction platform for private sellers and vetted-authorized dealerships to bid on cars. Instead of selling to one dealer, the sellers will get bids from 100s of dealers—maximizing the selling price. The Dealerships (buyers) will handle the paperwork for private sellers—saving them time and money, while the platform will ensure a frictionless and secure car transactions process. We will discuss PHASE TWO later in the whitepaper.

Market Analysis for PHASE ONE:

1. Overview
2. Market Size and Growth
3. Problems & Challenges
4. Market Dynamics
5. Competitive Landscape
6. Solution
7. Technology Stack

Overview

A vehicle auction marketplace is an online platform that facilitates the buying and selling of vehicles through a bidding process. The platform allows sellers to list their vehicles for auction that buyers can bid on.

Market Size & Growth

$448.56 Billion
36.2 Million Used Vehicles Sold Annually[1]
$26,700 Average Used Car Selling Price[2]

Problems & Challenges

These are the problems & challenges that online vehicle platforms are facing.
• Fraudulent Activities
• Fake Representations
• Inefficient Auction Conclusion Process
• Shortage of Inventory
• Lack of Customer Support

Fraudulent Activities

Rid Bidding is among the most common fraudulent activities experienced by online vehicle platforms. There are many rig biddings, but the most common rig bidding practices in online vehicle auction platforms are below.

Fake Representations

Fake representations on an auction platform refer to inaccurate or misleading descriptions a seller provides to deceive potential buyers. This can lead to buyers paying more for a vehicle that does not meet their expectations.

Example: a seller could list a car for sale and falsely claim that it has never been in an accident when in fact, it has or not disclose other mechanical issues. If the buyer believes the vehicle has a clean history and places a bid based on that belief, they may pay more for the car than they would have otherwise.

On the other hand, the buyers might misrepresent their ability to pay or falsely claim that the car had undisclosed mechanical issues.

---

[1] https://www.autonews.com/used-cars/used-car-volume-hits-lowest-mark-nearly-decade#:~:text=The%20 number%20of%20used%20cars,about%2035.8%20million%20were%20sold.

[2] https://www.statista.com/statistics/274928/used-vehicle-average-selling-price-in-the-united-states/

Inefficient Auction Conclusion Process

Auction Aftermath: Complicated and time-consuming process.

- Both the seller and buyer need to complete the necessary paperwork and transfer the funds.
- Signing the title and bill of sale.
- The buyer has to register the car and obtain new license plates.
- Buyer may need to arrange for shipping.
- ⌷SEP⌷Lack of customer support from the auction platforms.
- Current auction platform process could take several days.

Shortage of inventory

The COVID-19 pandemic disrupted the global supply chain, resulting in a shortage of new cars. The supply chain and labor constraints implemented earlier in the pandemic forced the automates to cut new-vehicle production.[3]

Furthermore, the global microchip shortage prevented automakers from producing new vehicles. As a result, many people turned to the used car market, leading to a surge in demand, empty dealer lots, and higher used and new car prices.

Because of this global shortage, the used car market faces another challenge: vehicle owners are keeping their vehicles while they wait for newer vehicles to become available before they trade in or sell their older vehicles.

Lack of customer Support

Online auction platforms are designed for ease of use, allowing consumers to buy goods without needing an intermediary and leaving the comfort of their houses. An online auction platform for vehicles is slightly different in terms of process after auction conclusion, which may require additional support from the platform. Because the buyer is not simply buying a product and having it delivered to their house, the buyer has to make sure that the vehicle paperwork gets transferred over and the handling of a payment goes smoothly.

Suppose the online vehicle auction platform is not designed well to handle edge-case. In that case, it may lead to several problems, requiring real-human assistance to mitigate issues, such as payment, fraud, and or other inquiries. The auction platform must be equipped to handle such edge cases.

Market Dynamics

Growth Drivers

One of the main problems that vehicle auction platforms are currently facing is a shortage of inventory due to supply chain disruptions caused by the COVID-19 pandemic. The global shortage of semiconductors has affected the production of new vehicles, leading to a decrease in the number of new vehicles available for auction. As a result, there is now an increased demand for used vehicles, which has led to higher prices and lower inventory levels.

Trends

Consumer Behavior: The auction industry is facing a shift in consumer behavior and preferences, as younger generations are more likely to prefer buying cars online rather than through traditional auctions. This trend

---

[3] https://www.cars.com/articles/is-the-inventory-shortage-coming-to-an-end-460943/

prompts traditional vehicle auction platforms to adapt their business models and online strategies to remain competitive in the evolving marketplace.

Smarter Auction Platforms: Because of the consumer behavior of buying almost anything online, artificial intelligence (AI) is playing an increasingly significant role in the online vehicle auction industry, with several applications that are helping to improve the efficiency, accuracy, and overall experience of the online auction process.

Examples of how AI can help online vehicle auction platforms:

Predictive Analytics: AI algorithms can analyze large sets of data, including vehicle sales and pricing history, to identify patterns and predict future trends.

Image Recognition: AI algorithms can recognize and analyze vehicle images, identifying and cataloging important features and components. Image recognition/computer vision can also identify imperfections on the car, which can help determine the condition of the vehicle.

Fraud Detection: AI algorithms can analyze bidding behavior and other patterns to identify potential fraudulent activity, such as shill bidding or bid rigging. This helps to ensure fair and transparent auctions and builds trust in the platform.

Chatbots and Virtual Assistants: AI-powered chatbots and virtual assistants can help buyers and sellers with their inquiries, providing 24/7 support and helping to reduce wait times for customer service.

Competitive Landscape

B2B (business-to-business)
- KAR Auction Services, Inc.
- Copart Inc.
- ACV Auctions Inc.
- Insurance Auto Auctions Inc.
- E Automotive Inc. (EBlock)
- COX Enterprises, Inc. (Manheim, Inc.)

B2C (business-to-consumer)
- Shift Technologies, Inc.
- eBay, Inc. (eBay Motors)
- Auto Auction Mall
- Barrett-Jackson Collector Car Auction
- A Better Bid Car Auctions
- AutoBidMaster

C2C (consumer-to-consumer)
- Cars and Bids
- eBay, Inc. (eBay Motors)

C2B (consumer-to-business)
- MintList

Solution

The AZOTTO auction platform connects private sellers to dealerships to bid on their vehicles to get them the best price without the hassle.

AZOTTO will make buying and selling vehicles as easy as ordering an item on Amazon within minutes and having it delivered to your doorstep. The platform will be built strategically in two phases to eliminate the problems that the current vehicle auction platforms face today as well as streamline the buying and selling process.

PHASE 1 focuses on building a C2B (consumer-to-business) auction marketplace that will allow private sellers to sell or trade-in their vehicles directly to the licensed dealerships on the platform.
The C2B business model solves both users' problems and pain-points.

Seller:
- No longer have to wait days to sell their car
- No longer have to meet up with a stranger
- Won't get low-balled by a dealership
- Don't have to deal with paperwork
- Save money on taxes
- Free listing

Buyer:
• Lead generation
• Increased sales & inventory

The niche target audience and the C2B business model allows us to solve significant problems for both the private seller and buyer and help us build our credibility as a company, which would then allow us to begin preparing for PHASE TWO of the platform build.

We will move on to the next step of our platform development, which will allow us to transition from C2B to a C2C (consumer-to-consumer or peer-to-peer) business model—allowing any user to sell and buy a vehicle online anywhere safely and without the hassle.

As we proceed with this phase, we intend to collaborate with each state's regulatory bodies responsible for automotive vehicle registra- tion and title regulations to establish a partnership.

Our goal is to convert physical paperwork to NFTs, thereby becoming the pioneer in eliminating the need for physical documentation when buying or selling vehicles.

Go-To-Market Strategy

To effectively acquire sellers on our marketplace, we will utilize a multifaceted approach that includes using affiliate marketing, implementing search ads, creating SEO-optimized content, utilizing social media, and PR newswire to increase brand awareness and attract users to our website.

Our go-to-market strategy for PHASE ONE will be focused on two aspects of the car selling/buying process. 1) Private party sellers who want to avoid the hassle of paperwork and meeting strangers when selling their cars. 2) Local, vetted car dealerships who will compete to purchase cars from buyers through an auction.

Our MVP product will serve the DFW market before expanding to other states.

The platform fee will be free for 6 months for the buyers.

Business Model

Below is our C2B business model of the online auction marketplace during PHASE 1.

Sellers:
Sellers will not be charged for the listing

Buyers:
A platform fee of 3% in addition to the payment processing fee is charged by the platform. However, buyers have the option to avoid paying the payment processing fee by utilizing our AZTO utility token for their purchase(s). Moreover, buyers can earn a 1% token reward for using the AZTO utility token.

Vehicle Sold Price	Platform Fee (Buyers pay)
$0–$10,000	3%
$10,000–$50,000	2.5%
$50,000+	1%

Technology (Phase 1)

AZOTTO is committed to utilizing the most advanced technologies to build a robust, user-friendly, secure auction platform. The auction platform offers a unique combination of verification, blockchain technology, smart contracts, and AI/ML to streamline buying/selling vehicles online.

Verification: The buyers (dealerships) will be verified before we onboard them on the platform. The sellers will also undergo a verification process before using the platform.

Vehicle Valuation: Using computer vision, used cars, and trade-in data, our AI models will analyze the price of the vehicle based on vehicle history, mileage, and condition. This would give the seller a quick value of their car and allow them to set this as a starting bid or choose their price.

Rig Bid Detection: Implementing AI-based fraud detection techniques to analyze bidding patterns and detect suspicious activities, also designing smart contracts with specific logic and rules to prevent fraudulent activities, such as detecting and preventing bids from unauthorized parties.

Smart Contracts: Smart contracts will be used for the entire auction biddings process, such as reserve price, auction start and end time, and the bidding rules. As well as storing vehicle history and other tasks to streamline the process for an enhanced user experience.

Secure Data Management: The data associated with the smart contract, including auction parameters, bids, and winners, are stored on the Polygon blockchain in a distributed ledger format—ensuring the data is immutable and transparent. Any critical auction data transactions or history will be stored on the blockchain to ensure the transparency and immutability of the auction process.

User profile databases will be stored in a separate database, such as PostgreSQL, which can be optimized for storing user data efficiently and securely. This approach would allow us to handle complex queries, indexing, and scaling much more effectively while offering a more cost-effective approach than storing user data on a blockchain, which can be expensive due to the computation power required to perform consensus and maintain the blockchain network.

Technology Stack (Phase 1 & 2)

FRONT-END
- React or Angular for building the user interface
- Web3.js for interacting with the blockchain network
- Redux or MobX for state management

BACK-END
- Node.js or Go for building the back-end server
- Express.js or Gin for building RESTful APIs
- PostgreSQL for storing non-blockchain data, such as user profile

BLOCKCHAIN
- Polygon for building the blockchain network and smart contracts
- Solidity for writing smart contract code
- Ganache or Truffle for local blockchain testing and deployment
- Infura or Alchemy
- IPFS (InterPlanetary File System) for decentralized file storage of non-sensitive auction data
- Chainlink for connecting smart contracts with off-chain data sources

AI/ML
- TensorFlow or PyTorch for building and training machine learning models to analyze bid patterns and detect fraudulent activity
- Scikit-learn or Keras for implementing machine learning algorithms for data analysis and prediction
- OpenCV for computer vision tasks such as object recognition and image classification

SMART CONTRACT
- OpenZepplin for smart contract security audit

- Jest for writing and running automated tests
- Chai or Should.js for assertion libraries
- Cypress for end-to-end testing

DEVOPS
- Jenkins or Travis CI for continuous integration and continuous deployment
- AWS or Google Cloud for hosting and scaling the application
- HashiCorp Vault or AWS Secrets Manager for securely storing sensitive data such as API keys and passwords

Tokenomics

AZOTTO Utility Token (AZTO) will allow token holders to earn a percentage of tokens back when they purchase products or services within the AZOTTO ecosystem.

Token Name: AZTO

Total max supply: 1,000,000,000 tokens.

Token price: $0.05.

Token Type: ERC-20.

Token Distribution: A total number of tokens distributed would be 1bn. No new tokens will be created.

Token Use: The AZTO utility token's purpose is to reward users for participating in the AZOTTO ecosystem by purchasing products and services. Token holders can also use the tokens to participate on our vehicle auction platform and use the tokens as a payment to complete the transaction(s).

Token Rewards: The token holders get 1% of the token back as rewards for using the AZTO utility token to purchase products and services.

Pre-Sale: We will conduct a pre-sale for our utility token on our website. After our pre-sale, we will launch our token on major DEXs and CEXs.

Smart-Contract Audits: As part of our commitment to transparency and security, we will conduct a thorough audit of our token and smart contracts before the pre-sale stage by a professional auditing firm.

Token Deflationary Mechanisms: The company may choose to imple- ment a token burn mechanism, where a certain percentage of tokens are permanently removed from circulation. This can help to increase the value of remaining tokens and create scarcity.

Token interoperability: Token interoperability is essential for creating an efficient and flexible token economy. By implementing a token bridge, our project will enable users to exchange our native token with other tokens, expanding the potential use cases of our token and increasing its overall value.

Token Distribution (%): 26% Liquidity, 15% Team and Advisors, 10% Strategic Sale, 25% Platform Development, 2% Legal, 22% Marketing, Incentives, Rewards.

Token Security Measures

Smart Contract Audit: The AZTO Token smart contract will undergo a thorough audit by a reputable third-party security firm before the token launch to identify and fix any vulnerabilities or bugs that could compro- mise the security of the token or its users.

Multi-signature Wallet: The AZTO Token team will use multi-signature wallets to store all funds raised during the pre-sale and ICO phases.

Two-Factor Authentication: The AZTO Token team will implement two-factor authentication (2FA) for all key account logins to prevent unauthorized access.

Regular Security Audits: The AZTO Token team will conduct regular security audits to ensure the token remains secure over time. These audits will include penetration testing, vulnerability scans, and code reviews.

Emergency Stop Mechanisms: The AZTO Token team will implement emergency stop mechanisms that allow them to pause the token's functionality in the event of a security breach or other emergency situation.

Timelock Mechanisms: The AZTO Token team will implement time lock mechanisms that delay the execution of certain functions within the smart contract. This can prevent attackers from exploiting vulnerabilities in the contract by giving the team time to identify and fix any issues before the functions are executed.

Role-Based Access Control: The AZTO Token team will implement role-based access control (RBAC) to restrict access to specific functions within the smart contract.

Cold Storage: The company will store the tokens in a cold storage wallet, which is not connected to the Internet. This makes it less susceptible to hacking attempts, but it can also make it more difficult to access the tokens when needed.

Roadmap

PHASE 1 development of the auction platform will begin once we have successfully met our presale funding goals. The presale funding will be used to complete PHASE ONE. PHASE TWO will require additional funding.

PHASE ONE:
- Design & development of the C2B auction marketplace
- Onboarding licensed dealerships
- Lead generation of private sellers
- Rewards token given out for using the platform
- Storing VIN history on Blockchain
- Crypto payments

PHASE TWO:
- Transitioning from C2B to C2C (consumer-to-consumer or peer-to-peer)
- Partnering with the Regulators
- Paper to digital assets infrastructure strategic planning
- Begin smart-contract development for vehicle related paperwork
- Storing NFTs securely onto the blockchain

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition should be read in conjunction with our financial statements and the related notes included in this Offering Circular. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Overview

Azotto Technology, LLC is a limited liability company organized under the laws of the State of Texas. The Company is headquartered in Texas. The Company is a technology retailer that focuses on intelligent devices and software for physical security applications.

Basis of Presentation

Net Revenues. Net revenues consist of revenue recognized from subscriptions contracts, door and video services, and sales of controllers and recorders.

Cost of Goods Sold. Cost of goods sold consists of hosting costs and the costs of controllers and recorders.

Operating Expenses. Operating expenses consist of general and administrative expenses, which are primarily salaries, professional fees, consulting costs and expenses related to the administrative functions of the Company, research and development expenses, which consist primarily of product development costs and salaries, and sales and marketing expenses, which represent public relations, advertising and direct marketing costs, as well as the associated personnel costs.

Results of Operations

The Company is a newly-formed entity and has limited operations at this time. The Company is in the pre-revenue stage.

Liquidity and Capital Resources

The Company is a newly-formed entity and has limited capital at this time.

Issuances of Equity

The Company has issued membership interests as follows:

Turaj (Tony) Belgameh: 33.33%
Iraj (Ira) Belgameh: 33.33%
Keyan (Ken) Belgameh: 33.33%

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

As of the date of this Offering Circular, the Company's officers and directors are as follows:

Name	Position	Age	Date Appointed to Current Position	Approximate hours per week for part-time employees
Turaj "Tony" Belgameh	CEO/COO	55	March 24, 2023	20
Faizan Anjum	Chief Product Officer	31	March 24, 2023	20
Tracy Martin	Director of Content	71	March 24, 2023	5

Turaj "Tony" Belgameh
Founder, CEO/COO

Tony is a highly experienced and results-driven leader in the automotive industry with a successful track record of owning and managing a thriving dealership and repair shop for 30 years. He is a savvy entrepreneur who can identify and capitalize on business opportunities while maintaining a customer-centric approach.

In addition to his retail and automotive repair expertise, Tony has vehicle auction experience. He has participated in numerous vehicle auctions and developed a deep understanding of the auction process. His industry knowledge and ability to accurately assess the value of vehicles have helped him make informed decisions when buying and selling cars at auction.

Tony's extensive knowledge and expertise in the industry have earned him a reputation as a trusted and respected figure in the space. He is a skilled leader who has guided his team to success through his effective management style and commitment to excellence. Tony's passion for the automotive industry and his dedication to his customers have made him a sought-after professional.

Faizan Anjum
Chief Product Officer

As a product leader in the technology industry with 7 years of experience, Faizan possesses a strategic approach to scaling startups in the automotive AI and two-sided marketplace spaces. His ability to understand user behavior and identify market trends has positioned him as a thought leader in their field. His strong leadership skills and collaborative approach have allowed them to effectively manage cross-functional teams to deliver innovative products that meet and exceed customer needs.

Tracy Martin
Director of Content

A master-certified ASE technician and skilled curriculum developer/trainer with over 33 years experience. He is also the author of four popular books in the "Motorbooks Workshop" series, known for their easy-to-understand technical content that meets the needs of learners at all levels.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Compensation of Directors and Executive Officers

For the fiscal quarter ended July 2023, we compensated our three highest-paid executive officers as follows:

Name	Capacities in which compensation was received	Cash compensation ($)	Other compensation ($)	Total compensation ($)
Turaj "Tony" Belgameh	CEO/COO	0	0	0
Faizan Anjum	Chief Product Officer	0	0	0
Tracy Martin	Director of Content	0	0	0

None of the officers of the Company have entered into employment agreements with the Company.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets out, as of September 15, 2023, the voting securities of the Company that are owned by executive officers and directors, and other persons holding more than 10% of any class of the Company's voting securities or having the right to acquire those securities.

Turaj (Tony) Belgameh-33.3%
Iraj (Ira) Belgameh-33.3%
Keyan (Ken) Belgameh-33.3%

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Not applicable

SECURITIES BEING OFFERED

The Company is offering up to 1,000,000,000 Tokens at $0.05 per Unit.

The price of our Units has been arbitrarily established by us after giving consideration to numerous factors, including market conditions and the perceived valuations. The price of our Units may not be in any way indicative of the Company's actual value following the completion of this Offering.

Subject to applicable laws, the Tokens may be offered for sale, sold, transferred or assigned without our consent.

No Rights as a Stockholder

The holder of Tokens does not have the rights or privileges of a holder of our stock, including any voting rights.

Part F/S

See audited financials attached.



Azotto Technology, LLC
(the "Company")
a Texas Limited Liability Company

Financial Statements with Independent Auditor's Report

Inception to September 30, 2023

Table of Contents



INDEPENDENT AUDITOR'S REPORT

To: Azotto Technology, LLC Management

Opinion:

We have audited the accompanying financial statements of the Company which comprise the statement of financial position from its inception to September 30, 2023 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the period then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company from its inception to September 30, 2023 and the results of its operations and its cash flows for the period then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion:

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the "Auditor''s Responsibilities" section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Emphasis of Matter Regarding Going Concern:

As discussed in Note 9, specific circumstances point to significant uncertainty regarding the Company's ability to sustain its operations in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. The management has assessed these circumstances and intends to generate income and secure funding as necessary to fulfill its financial requirement.

Management's Responsibility for the Financial Statements:

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for the twelve months subsequent to the date this audit report is issued.

Auditor's Responsibility:

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:
- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
October 4, 2023

AZOTTO TECHNOLOGY, LLC STATEMENT OF FINANCIAL POSITION

See Accompanying Notes to these Financial Statements

	Period Ended September 30,	Year Ended December 31,
	2023	2022
ASSETS		
Cash and Cash Equivalents	-	-
Total Current Assets	-	-
Other	-	-
Total Non-Current Assets	-	-
TOTAL ASSETS	-	-
LIABILITIES AND EQUITY		
Liabilities		
Accounts Payable	-	-
Member Loan	6,700	-
Other Liabilities	-	-
Total Current Liabilities	6,700	-
Notes Payable	-	-
Total Long-Term Liabilities	-	-
TOTAL LIABILITIES	6,700	-
EQUITY		
Member Capital	-	-
Accumulated Deficit	(6,700)	-
Total Equity	(6,700)	-
TOTAL LIABILITIES AND EQUITY	-	-

AZOTTO TECHNOLOGY, LLC STATEMENT OF OPERATIONS

See Accompanying Notes to these Financial Statements

	Period Ended September 30,	Year Ended December 31,
	2023	**2022**
Revenue	-	-
Cost of Good Sold	-	-
Gross Profit	-	-
General and Administrative	6,700	-
Payroll Expenses	-	-
Total Operating Expenses	6,700	-
Operating Income (loss)	(6,700)	-
Other	-	-
Total Other Income	-	-
Other	-	-
Total Other Expense	-	-
Earnings Before Income Taxes	(6,700)	-
Net Income (loss)	(6,700)	-

AZOTTO TECHNOLOGY, LLC STATEMENT OF CASH FLOWS

See Accompanying Notes to these Financial Statements

	Period Ended September 30,	Year Ended December 31,
	2023	**2022**
OPERATING ACTIVITIES		
Net Income (Loss)	(6,700)	-
Adjustments to reconcile Net Income to Net Cash provided by operations:	-	-
Shareholder Payable	6,700	
Other	-	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	6,700	-
Net Cash provided by (used in) Operating Activities	-	-
INVESTING ACTIVITIES		
Equipment	-	-
Net Cash provided by (used by) Investing Activities	-	-
FINANCING ACTIVITIES		
Issuance of Common Stock/Member contributions	-	-
Net Cash provided by (used in) Financing Activities	-	-
Cash at the beginning of period	-	-
Net Cash increase (decrease) for period	-	-
Cash at end of period	-	-

AZOTTO TECHNOLOGY, LLC STATEMENT OF CHANGES IN MEMBER EQUITY

See Accompanying Notes to these Financial Statements

	Member Capital			
	$ Amount	Accumulated Adjustments	Accumulated Deficit	Total Member Equity
Beginning Balance at 1/1/2022	-	-	-	-
Capital Contributions	-	-	-	-
Capital Distributions	-	-	-	-
Net Income (Loss)	-	-	-	-
Ending Balance 12/31/2022	-	-	-	-
Capital Contributions	-	-	-	-
Capital Distributions	-	-	-	-
Net Income (Loss)	-	-	(6,700)	(6,700)
Prior Period Adjustment	-	-	-	-
Ending Balance 9/30/2023	-	-	(6,700)	(6,700)

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Azotto Technology, LLC ("the Company") was formed in Texas on March 24, 2023. The company plans to earn revenue using a marketplace platform leveraging technologies, such as AI/ML, and Blockchain and transferring from web2 to web3. The company's headquarters is in Plano, Texas. The company's customers will be located in the United States.

The Company will conduct an equity crowdfunding campaign under Regulation A+ in 2023 - 2024 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Its fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

General and Administrative

General and administrative expenses consist of costs for financial projections, legal and accounting fees, and filing fees.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company has one loan to one owner, as a result of general and administrative expenses paid by the owner on behalf of the Company. The loan is non-interest bearing and is payable on demand.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

The Company has no debt or long term liabilities.

NOTE 6 – EQUITY

The Company shall have a single class of membership interests. No member shall have the right to withdraw all or any part of its capital contribution or to receive any return on any portion of its capital contribution. No member shall have priority over any other similar member as to profits, losses, or distributions.

Membership interests are divided equally (33.33%) among three members.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to September 30, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through October 4, 2023, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8- INITIAL COIN OFFERING

The Company will have a maximum supply of 1,000,000,000 (1BN) Azotto Utility Tokens (AZTO) that will allow token holders to earn a percentage of tokens back when they purchase products or services within the Azotto ecosystem. No new tokens will be created. The token price will be $.05 and the token type will be Ethereum Request for Comments 20 (ERC-20).

NOTE 9 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business. The entity has not commenced principal operations and may continue to generate losses for the foreseeable future.   Some uncertainties the company faces are:

1. Realization of assets and satisfaction of liabilities: The company anticipates that it will be able to generate revenue and use it to satisfy its current and future obligations.
2. Losses and working capital: The company expects to experience losses before it can generate positive working capital. It is uncertain how long this period will last.
3. Financing: Over the next twelve months, the company plans to finance its operations through a crowdfunding campaign and revenue-producing activities.
4. Dependence on revenues and financing: The company's ability to continue as a going concern in the next twelve months depends on its ability to generate revenues and/or obtain sufficient financing to meet its obligations and achieve profitable operating results.
5. Management's plans: The company's management has evaluated the situation and intends to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts.

Considering these factors, there is substantial doubt about the company's ability to continue as a going concern for a reasonable period of time. It is important to note that the financial statements do not include any adjustments related to the recoverability and classification of recorded assets or the amounts and classification of liabilities.

PART III – EXHIBITS

Index of Exhibits

1. **Certificate of Organization**

2. **Operating Agreement**

3. **Form of Subscription Agreement**

1.   **Certificate of Organization – Azotto Technology LLC**



Corporations Section
P.O.Box 13697
Austin, Texas 78711-3697

Jane Nelson
Secretary of State

Office of the Secretary of State

CERTIFICATE OF FILING
OF

AZOTTO TECHNOLOGY LLC
File Number: 804985591

The undersigned, as Secretary of State of Texas, hereby certifies that a Certificate of Formation for the above named Domestic Limited Liability Company (LLC) has been received in this office and has been found to conform to the applicable provisions of law.

ACCORDINGLY, the undersigned, as Secretary of State, and by virtue of the authority vested in the secretary by law, hereby issues this certificate evidencing filing effective on the date shown below.

The issuance of this certificate does not authorize the use of a name in this state in violation of the rights of another under the federal Trademark Act of 1946, the Texas trademark law, the Assumed Business or Professional Name Act, or the common law.

Dated: 03/24/2023

Effective: 03/24/2023



Jane Nelson
Secretary of State

Come visit us on the internet at https://www.sos.texas.gov/
Phone: (512) 463-5555 | Fax: (512) 463-5709 | Dial: 7-1-1 for Relay Services
Prepared by: Stacey Ybarra | TID: 10306 | Document: 1232029790002

| Secretary of State
P.O. Box 13697
Austin, TX 78711-3697
FAX: 512/463-5709

Filing Fee: $300 | 
Certificate of Formation
Limited Liability Company | **Filed in the Office of the**
Secretary of State of Texas
Filing #: 804985591 03/24/2023
Document #: 1232029790002
Image Generated Electronically
for Web Filing |

Article 1 - Entity Name and Type

The filing entity being formed is a limited liability company. The name of the entity is:

AZOTTO TECHNOLOGY LLC

Article 2 – Registered Agent and Registered Office

☐ A. The initial registered agent is an organization (cannot be company named above) by the name of:

OR

☑ B. The initial registered agent is an individual resident of the state whose name is set forth below:

Name:
TURAJ   BELGAMEH

C. The business address of the registered agent and the registered office address is:

Street Address:
3400 14TH ST   PLANO TX 75074

Consent of Registered Agent

☐ A. A copy of the consent of registered agent is attached.

OR

☑ B. The consent of the registered agent is maintained by the entity.

Article 3 - Governing Authority

☐ A. The limited liability company is to be managed by managers.

OR

☑ B. The limited liability company will not have managers. Management of the company is reserved to the members.

The names and addresses of the governing persons are set forth below:

Managing Member 1: **TURAJ BELGAMEH**	Title: **Managing Member**
Address: **3400 14TH ST PLANO TX, USA 75074**	
Managing Member 2: **KEYAN BELGAMEH**	Title: **Managing Member**
Address: **3400 14TH ST PLANO TX, USA 75074**	
Managing Member 3: **IRAJ BELGAMEH**	Title: **Managing Member**
Address: **3400 14TH ST PLANO TX, USA 75074**	

Article 4 - Purpose

The purpose for which the company is organized is for the transaction of any and all lawful business for which limited liability companies may be organized under the Texas Business Organizations Code.

Supplemental Provisions / Information

[The attached addendum, if any, is incorporated herein by reference.]

Initial Mailing Address

Address to be used by the Comptroller of Public Accounts for purposes of sending tax information.

The initial mailing address of the filing entity is:

3400 14TH ST
PLANO, TX 75074
USA

Organizer

The name and address of the organizer are set forth below.

SAEED DAEMI, CPA   1400 PRESTON RD, SUITE 475, PLANO, TX 75093

Effectiveness of Filing

☑A. This document becomes effective when the document is filed by the secretary of state.

OR

☐B. This document becomes effective at a later date, which is not more than ninety (90) days from the date of its signing. The delayed effective date is:

Execution

The undersigned affirms that the person designated as registered agent has consented to the appointment. The undersigned signs this document subject to the penalties imposed by law for the submission of a materially false or fraudulent instrument and certifies under penalty of perjury that the undersigned is authorized under the provisions of law governing the entity to execute the filing instrument.

SAEED DAEMI, CPA

Signature of Organizer

FILING OFFICE COPY

2. **Operating Agreement – Azotto Technology LLC**

AZOTTO TECHNOLOGY LLC
a Texas Limited Liability Company

COMPANY AGREEMENT

THE MEMBERSHIP INTERESTS REFERENCED HEREIN HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, NOR PURSUANT TO THE PROVISIONS OF ANY STATE SECURITIES ACT

CERTAIN RESTRICTIONS ON TRANSFERS OF INTERESTS ARE SET FORTH HEREIN

COMPANY AGREEMENT

OF

AZOTTO TECHNOLOGY LLC

a Texas Limited Liability Company

This Company Agreement of Azotto Technology LLC, a Texas limited liability company (the "Company"), is hereby duly adopted by the initial manager(s) set forth in the Certificate of Formation, and is hereby ratified, confirmed and approved as such by the parties subscribing hereto as the initial members of the Company.

ARTICLE I
Definitions

1.1   Definitions. The following terms used in this Company Agreement shall have the following meanings (unless otherwise expressly provided herein):

"Act" shall mean the Texas Business Organizations Code, as the same may be amended from time to time.

"Annual Net Income" shall mean that portion of the Available Cash as determined by the Manager, following generally accepted accounting principles, to represent the Company's Net Income for a fiscal year. Working Cash Reserve allocations may apply prior to determination of Annual Net Income.

"Available Cash" of the Company shall mean all cash funds of the Company on hand from time to time (other than cash funds obtained as Capital Contributions by the Members and cash funds obtained from loans to the Company) after (i) payment of all operating expenses of the Company as of such time, (ii) provision for payment of all outstanding and unpaid current obligations of the Company as of such time, and (iii) provision for a working cash reserve in accordance with Section 6.9 below.

"Capital Contribution" means any contribution to the capital of the Company in cash or property by a Member whenever made.

"Code" means the Internal Revenue Code of 1986, as amended.

"Company" means Azotto Technology LLC, a Texas limited liability company.

"Company Agreement" means this Agreement as amended from time to time.

"Fiscal Year" means the Company's fiscal year, which shall be the calendar year.

"Former Member" shall mean a member that causes a Transfer Event.

"Initial Capital Contribution" means the initial contribution to the capital of the Company made by a Member pursuant to this Company Agreement.

"Majority" means, (1) with respect to the Managers a vote of all of the Managers; and (2) with respect to the Members, a combination of any of such Members owning fifty-one percent (51%) or more of the Membership Interests of the Company.

"Manager" means Turaj Belgameh as the initial manager, or any other person, persons or entity that succeeds any of them in that capacity. "Managers" means all such entities and persons collectively in their capacity as Managers of the Company.

"Member" means each person designated as a Member on Schedule 1, attached hereto and made a part hereof, any successor or successors to all or any part of any such person's interest in the Company, or any additional member admitted as a member of the Company in accordance with Article VII, each in the capacity as a member of the Company. "Members" means all such persons and entities collectively in their capacity as members of the Company.

"Membership Interest" or "Percentage Interest" means the percentage of ownership interest of a Member of the Company at any particular time.

"Net Income" and "Net Losses" mean the profits and losses of the Company, as the case may be, as determined for federal income tax purposes as of the close of each of the fiscal years of the Company.

"Pro Rata Part" shall mean the percentage expression of a fraction, the numerator of which is a Member's respective Percentage Interest and the denominator of which is the aggregate Percentage Interests of all Members involved in the respective transaction or having a respective right or option.

"Rights" means those rights associated with a Membership Unit in connection to Net Income and Net Losses and Distributions (i.e., "Financial Rights"), the right to assign such rights, rights to vote (i.e. "Governance Rights") and receive notices in accordance with the terms of this Agreement. "Rights" means those rights associated with a Membership Unit in connection to Net Income and Net Losses and Distributions (i.e., "Financial Rights"), the right to assign such rights, rights to vote (i.e. "Governance Rights") and receive notices in accordance with the terms of this Agreement.

"Transfer Event" shall mean the: (a) death of any Member who is a natural person; (b) a determination by a court of competent jurisdiction that any Member who is a natural person is legally incompetent or the permanent disability of any Member who is a natural person (as determined by a physician approved by the Former Member or such Former Member's trustee(s) or heir(s) *and* by Member(s) owning a majority of Percentage Interests of all Members);

(c) Bankruptcy of a Member; (d) dissolution or termination, whether by merger or otherwise, of any Member who is a firm, corporation, trust, or other entity; (e) Member's conviction of a felony or crime of moral turpitude; or (f) Member's embezzlement from or defrauding of the Company or other Members, as determined by Members owning a majority of the Percentage Interests.

ARTICLE II
Formation of the Company

2.1   Name and Formation. The name of the Company is Azotto Technology LLC, a Texas limited liability company. The Certificate of Formation of the Company was filed with the State of Texas and the Company formed on March 24, 2023, pursuant to the Act.

2.2   Principal Place of Business. The initial principal place of business of the Company shall be at such place or places as the Majority of the Managers may from time to time deem necessary or advisable. A Majority of the Managers shall have the power to change the location of the principal place of business in its discretion without amendment to this Company Agreement.

2.3   Registered Office and Registered Agent. The Company's initial registered office shall be at 3400 14th Street, Plano, Texas 75074, and the name of its initial registered agent at such address shall be Turaj Belgameh. The registered agent and office may be changed by resolution of the Managers, upon filing the statement required by law.

2.4   Term. The term of existence of the Company shall be perpetual, unless the Company is earlier dissolved in accordance with either the provisions of this Company Agreement or the Act.

2.5   Purposes and Powers. The Company shall have any and all powers which are necessary or desirable to carry out the purposes and business of the Company, to the extent the same may be legally exercised by limited liability companies under the Act.

2.6   Classes of Membership Interests. The Company shall have a single class of Membership Interests.   The holders of the Company's Units shall have the right to vote and the right to share in the Company's profits and/or losses as more fully specified herein.

ARTICLE III
Rights and Duties of Managers

3.1   Management. The powers of the Company shall be exercised by or under the authority of, and the business and affairs of the Company shall be managed under, its designated Manager(s).

3.2   Number of Managers. The required number of Managers of the Company shall be at least one (1). The initial Managers of the Company are as set forth in the definition of Managers in Article 1 hereof. The number of Managers that shall constitute the entire Board of

Managers shall be determined by resolution of a Majority of the Members at any annual meeting of the Members, but shall never be less than one (1).

    3.3   <u>Election</u>. At each annual meeting of Members, Managers shall be elected to hold office until the next annual meeting of Members and until their successors are elected and qualified. No Manager need be a Member, a resident of the State of Texas, or a citizen of the United States.

    3.4   <u>Change in Number; Vacancies</u>. No decrease in the number of Managers constituting the entire Board of Managers shall have the effect of shortening the term of any incumbent Manager. In the case of any increase in the number of Managers, or in the case of the death, retirement, resignation, or removal of a Manager, the vacancies to be filled by such increase or death, retirement, resignation, or removal may be filled by (a) the Board of Managers for a term of office continuing only until the next election of one or more Managers by the Members, or (b) the Members at any annual or special meeting of the Members. A Manager elected to fill a vacancy shall be elected to serve for the unexpired term of his predecessor in office.

    3.5   <u>Removal</u>. Except as otherwise may be provided by the Members, at any meeting of Members called expressly for that purpose, any Manager or the entire Board of Managers may be removed, with or without cause, by a Majority of the Members.

    3.6   <u>Place of Meetings; Action Without Meeting</u>. All meetings of the Managers of the Company may be held either within or outside the State of Texas. Notwithstanding any provision contained in this Article III, all actions of the Managers provided for herein may be taken by written consent without a meeting, or any meeting thereof may be held by means of a conference telephone. Any such action which may be taken by the Managers without a meeting shall be effective only if the written consent or consents are in writing, set forth the action so taken, and are signed by the number of Managers whose vote would be required at a meeting at which all Managers of the Company were present and voted. In such event, the action taken shall constitute the action of the Company the same as if taken at a duly called and held meeting of the Managers.

    3.7   <u>Meetings of Managers</u>. Meetings of Managers may be held at such time and place either within or outside the State of Texas as shall from time to time be determined by a Majority of the Managers provided notice is given to all the Managers. Meetings of the Managers may be called by any Manager on three (3) days' notice to each Manager, either personally or by mail, telephone or by facsimile, unless a shorter period of time is consented to by a Majority of the Managers.

    3.8   <u>Quorum</u>. At all meetings of the Managers, the presence of all the Managers for the actions requiring unanimity and for all other actions, a Majority of the Managers, shall be necessary and sufficient to constitute a quorum for the transaction of business unless a greater number is required by law. If a quorum shall not be present at any meeting of the Managers, the Managers present at the meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

3.9   Attendance and Waiver of Notice. Attendance of a Manager at any meeting shall constitute a waiver of notice of such meeting, except where a Manager attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any meeting of the Managers need be specified in the notice or waiver of notice of such meeting.

3.10   Compensation and Reimbursement of Managers. No Manager shall receive compensation from the Company for serving as Manager, or reimbursement for any expenses that he incurs in connection with his service as the Manager except for transportation, hotels, meals and other Company approved expenses to the extent not reimbursed by the Company.

3.11   Limited Liability. No Manager or Member of the Company shall be liable to the Company or its Members for monetary damages for an act or omission in the Manager's capacity as such, except for intentional acts of fraud or willful misconduct. Any repeal or modification of this paragraph by the Members shall not adversely affect any right or protection of a Manager existing at or prior to the time of such repeal or modification.

ARTICLE IV
Meetings of Members

4.1   Place of Meetings. All meetings of the Members shall be held at the principal office of the Company or at such other place within or outside of the State of Texas as may be determined by a Majority of the Members and set forth in the respective notice or waivers of notice of such meeting.

4.2   Meetings of Members. Meeting of the Members of the Company for the transaction of such business as may properly come before the meeting shall be held at such time and date as shall be designated by a Majority of the Members from time to time and stated in the notice of the meeting. Meetings of the Members may be called by a Majority of the Members. Business transacted at all special meetings shall be confined to the purposes stated in the notice.

4.3   Notice of Meetings of Members. Written or printed notice stating the place, day and hour of the meeting and, in the case of special meetings, the purpose or purposes for which the meeting is called, shall be delivered not less than ten (10) nor more than sixty (60) days before the date of the meeting, either personally or by mail, by or at the direction of a Majority of the Members or person calling the meeting, to each Member of record entitled to vote at such meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail addressed to the Member at his address as it appears on the transfer records of the Company, with postage prepaid.

4.4   Quorum. Members owning a Majority of all Membership Interests must be present in order to constitute a quorum at all meetings of the Members. Once a quorum is present at the meeting of the Members, the subsequent withdrawal from the meeting of any Member prior to adjournment or the refusal of any Member to vote shall not affect the presence of a quorum at the meeting. If, however, such quorum shall not be present at any meeting of the

Members, the Members entitled to vote at such meeting shall have the power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until the holders of the requisite amount of Membership Interests shall be present or represented. At any meeting of the Members at which a quorum is present, the Majority vote of all the Members present in person or by proxy shall be the act of the Members, unless otherwise provided herein or by law.

4.5   Majority Vote; Withdrawal of Quorum. If a quorum is present in person or represented by proxy at any meeting, the vote of one or more Members whose Percentage Interests total more than fifty percent (50%) of all Members, who are present in person or represented by proxy, shall decide any question brought before such meeting, unless the question is one on which, by express provision of law, the Certificate, or this Agreement a different vote is required, in which event such express provision shall govern and control the decision of such question. The Members present at a duly convened meeting may continue to transact business until adjournment, notwithstanding any withdrawal of Members that may leave less than a quorum remaining.

4.6   Actions Without a Meeting and Telephone Meetings. Notwithstanding any provision contained in this Article IV, all actions of the Members provided for herein may be taken by written consent without a meeting, or any meeting thereof may be held by means of a conference telephone. Any such action which may be taken by the Members without a meeting shall be effective only if the written consent or consents are in writing, set forth the action so taken, and are signed by the holder or holders of Membership Interests constituting not less than the minimum amount of Membership Interests that would be necessary to take such action at a meeting at which the holders of all Membership Interests entitled to vote on the action were present and voted.

ARTICLE V
Contributions to Capital and Liability of Members

5.1   Capital Contributions.

(a)   Upon the execution of this Company Agreement or upon the subsequent call of a Majority of the Managers, each Member shall contribute capital to the Company in the amount set forth as the Initial Capital Contribution of such Member on Schedule 1 attached hereto and incorporated herein by reference.

(b)   Additional capital contributions shall only be required if a Majority of the Managers require such additional contributions. Each Member shall make additional capital contributions pro rata in accordance with his Membership Interests.

(c)   No Member shall be paid interest on any Capital Contribution to the Company.

5.2   Withdrawal or Reduction of Members' Contributions to Capital.

(a) A Member shall not receive out of the Company's property any part of its Capital Contributions until all liabilities of the Company have been paid or there remains property of the Company sufficient to pay such liabilities.

(b) No Member shall have the right to withdraw all or any part of its Capital Contribution or to receive any return on any portion of its Capital Contribution, except as may be otherwise specifically provided in this Company Agreement.

(c) No Member shall have priority over any other similar Member, either as to the return of Capital Contributions or as to profits, losses or distributions; provided that this subsection shall not apply to loans (as distinguished from Capital Contributions) which a Member has made to the Company.

5.3 <u>Liability of Members</u>. No Member shall be liable for the debts, liabilities or obligations of the Company beyond his respective Capital Contribution. No Member shall be required to contribute to the capital of, or to loan, the Company any funds.

5.4 <u>Membership Interests</u>. The initial Membership Interest of each Member is set forth opposite his respective name on <u>Schedule 1</u> attached hereto.

ARTICLE VI
Allocations, Distributions, Elections and Reports

6.1 <u>Tax Allocations</u>. All items of income, gain, loss, deduction and credit of the Company shall be allocated among the Members in proportion to their respective Membership Interests.

6.2 <u>Distributions</u>.

(a) All distributions among the Members shall be made in proportion to their respective Membership Interests. Members, Managers and officers of the Company shall be reimbursed for Company approved expenses prior to distributions of Annual Net Income or Available Cash to Members.

(b) Subject to the provisions of Article VIII hereof, the Annual Net Income of the Company shall be distributed to Members as follows:

(i) prior to January 1st, 2025, any distributions shall be made as determined by a Majority of the Managers; and

(ii) after January 1, 2025, the Class B Members shall be entitled to receive an annual distribution of the Annual Net Income. .

(c)   Subject to the provisions of Article VIII hereof, the Available Cash of the Company shall be distributed to Members as follows:

(i)   any distributions shall be made as determined by a Majority of the Managers.

6.3   Limitation Upon Distributions. No distribution shall be declared and paid unless, after the distribution is made, the assets of the Company exceed the liabilities of the Company.

6.4   Cash Basis. Unless a Majority of the Managers determines that the Company should use another method, the Company shall use the cash method of accounting. All decisions as to accounting matters, except as otherwise specifically set forth herein, shall be made by the Board of Managers. The Members may rely upon the advice of their accountants as to whether such decisions are in accordance with accounting methods followed for federal income tax purposes.

6.5   Accounting Principles.

(a) The profits and losses of the Company shall be determined in accordance with generally accepted accounting principles applied on a consistent basis under the cash receipts and disbursements method of accounting, or under such other method as determined by a Majority of the Managers.

(b)   The Managers shall designate a financial institution as depository of the Company and is hereby authorized to establish and maintain all necessary bank accounts therewith. Each Manager shall have equal access to bank accounts of the Company but only spend Company funds in accordance with the budget approved by a Majority of the Managers.

6.6   Records and Reports. At the expense of the Company, the Managers shall maintain records and accounts of all operations and expenditures of the Company. At a minimum, the Company shall keep at its principal place of business the following records:

(a)   A current list that states:

(i)   The name and mailing address of each Member; and

(ii)   The Membership Interest owned by each Member;

(b)   Copies of the federal, state and local information or income tax returns for each of the Company's six (6) most recent tax years;

(c)   A copy of the Certificate of Formation, this Company Agreement, and all amendments or restatements, executed copies of any powers of attorney, and copies of any document that creates, in the manner provided by the Certificate of Formation or this Company Agreement;

(d)   Correct and complete books and records of account of the Company; and

(e)   Any other books, records or documents required by the Act or other applicable law.

6.7   Returns and Other Elections. The Managers shall cause the preparation and timely filing of all tax and/or informational returns required to be filed by the Company pursuant to the Code and all other tax returns deemed necessary and required in each jurisdiction in which the Company does business. Copies of such returns, or pertinent information therefrom, shall be furnished to the Members within ninety (90) days after the end of each Fiscal Year of the Company. All elections permitted to be made by the Company under federal or state laws shall be made by a Majority of the Managers.

6.8   Tax Matters.

(a)   Preparation of Tax Returns. The Managers shall arrange for the preparation and timely filing of all returns of Company income, gains, deductions, losses and other items necessary for federal, state and local income tax purposes. A copy of the Company's federal income tax return will be furnished to all Members at least fifteen (15) days before such tax return is actually filed. The classification, realization and recognition of income, gains, losses and deductions and other items shall be on the cash or accrual method of accounting for federal income tax purposes, as the Managers shall determine in accordance with applicable law. A Majority of the Managers may pay state and local income taxes attributable to operations of the Company and treat such taxes as an expense of the Company.

(b)   Tax Elections. Except as otherwise provided herein, a Majority of the Managers shall determine whether to make any election available to the Company under the Code.

6.9   Working Cash Reserve. The Board of Managers may from time to time establish a working cash reserve for capital expenditures, unforeseen contingencies, projected operating deficits, and other corporate purposes and may increase or decrease the amount in such reserve in its business judgment.

ARTICLE VII
Transferability; Non-Solicitation; Intellectual Property

7.1   Restrictions on Transfer of Membership Interest. No Member shall have the right to sell, transfer or assign all or any portion of its Membership Interest unless all Members consent in writing.

7.2   Transfer Event with Regard to a Member.

(a)   Upon the occurrence of a Transfer Event, the Company (and then the remaining Member's) shall have the option to purchase the Former Member's Interest in accordance with the provisions of subsections (b) and (c) herein below.

(b)   Upon the occurrence of a Transfer Event, the Former Member or Former Member's trustee(s) or heir(s) shall be required to immediately provide the Company and all remaining Members with a written notice regarding the occurrence of the Transfer Event. Upon the occurrence of the Transfer Event, the Company (through its Board of Managers) shall have the first option to purchase all of such Interest and may do so if it makes such election by providing the Former Member, or such Former Member's trustee(s) or heir(s), with a written notice of such intention within the thirty (30) day time period following the Company's receipt of a written notice regarding the Transfer Event. If the Company does not elect to purchase the Former Member's Interest within such thirty (30) day time period, the remaining Members shall have the option to individually or collectively purchase all of such Interest and may do so if they make such election by providing the Former Member, or such Former Member's trustee(s) or heir(s), with a written notice of such intention within forty-five (45) days from the Company's receipt of a written notice regarding such Transfer Event. The failure of any Member to submit a notice within the applicable period shall constitute an election on the part of such Member not to purchase any of the Former Member's Interest. At a minimum, each remaining Member shall be entitled to purchase a portion of the Former Member's Interest based on the remaining Member's Pro Rata Part on the date of the Transfer Event. In the event any remaining Member elects to purchase none or less than all of such remaining Member's Pro Rata Part of the Former Member's Interest, then the Members electing to purchase their respective Pro Rata Part of the Interest may increase their percentages proportionally. If the remaining Members fail to purchase the entire Interest of the Former Member, the same shall pass by operation of law to any assignee or shall remain in the hands of the Former Member, subject to any right of the holder of such interest to demand payment therefore according to Texas law. Notwithstanding any provision of this Section to the contrary, the remaining Members may mutually agree to an allocation of the Former Member's Interest to be purchased by each of them.

(c)   The Former Member's Interest shall be valued at an amount equal to the fair market value of the Interest as determined by agreement of the Former Member or such Former Member's trustee(s) or heir(s) and a majority in Interest of the remaining Member(s) within sixty (60) days after the notice to remaining Members or, in case of a failure to agree within such sixty (60) day period, as determined by an appraiser mutually agreed upon by the Former Member or such Former Member's trustee(s) or heir(s) and a majority in Interest of the remaining Member(s). The appraiser shall be instructed to appraise the fair market value of the underlying assets of the Company and then to discount the same by fifty percent (50%) if the Transfer Event is as a result of the events described in subclause (e) and (f) in the definition of Transfer Event. The cost of the appraisal shall be borne equally by the Company and the respective Former Member. If the Company or the remaining Members elect to purchase all of the Former Member's Interest as provided herein above, the purchase price shall be paid as follows: if the Transfer Event is the death of the Former Member, all insurance proceeds on the life of the Former Member shall be paid immediately in a lump sum to the Former Member's trustee(s) or heir(s), and with all other Transfer Events (including death), the remainder of the purchase price shall be paid (i) in up to three (3) equal annual installments of principal together with interest, commencing to accrue from the date of closing, at an interest rate equal to one percent (1%) plus prime as set forth in the Wall Street Journal on the date of the Transfer Event, or (ii) as otherwise agreed by the Former Member's trustee(s) or heir(s) and a majority in Interest of the remaining Members. Nothing contained herein is intended to prohibit Members from agreeing upon terms and conditions for the purchase by the Company or any Member(s) of the Interest of any Member in the Company desiring to retire, withdraw, or resign, in whole or in part, as a Member (on such terms and conditions as may be agreed upon by the selling Member and the Company or the remaining Member(s) as the case may be).

7.3   Divorce of a Member. The spouse of each Member shall sign the Spousal Consent attached hereto as Schedule 2. If upon the divorce of a Member, the Member's spouse is awarded all or a portion of the Member's Interest (the "Transferred Interest"), whether by decree or operation of law, the Member shall be required to immediately provide the Company and all remaining Members with a written notice regarding such occurrence (the "Divorce Notice"), such Divorce Notice to be provided promptly following the granting of the divorce by a court of appropriate jurisdiction. In such event, the divorced Member shall have the first option to purchase all of such Transferred Interest and may do so if he/she makes such election by providing his/her spouse with a written notice of such intention within the thirty (30) day time period following the granting of the divorce decree by the court. If the divorced Member does not elect to purchase all of such Transferred Interest, then the Company (through its Board of Managers) shall have the option to purchase all or a portion of the remaining Transferred Interest and may do so if it makes such election by providing the Member's former spouse with a written notice of such intention within the fortyfive (45) day time period following the Company's receipt of the Divorce Notice. If the Company does not elect to purchase all of the remaining Transferred Interest within such forty-five (45) day time period, the remaining Members shall have the option to individually or collectively purchase all or a portion of such remaining Transferred Interest and may do so if they make such election by providing the divorced Member with a written notice of such intention within sixty (60) days from the Company's receipt of the Divorce Notice. The failure of the Company and/or any Member to submit a notice within the applicable period shall constitute an election on the part of the Company and/or such Member not to purchase any of the Transferred Interest. At a minimum, if the divorced Member and the Company do not purchase all of the Transferred Interest, each remaining Member shall be entitled to purchase a portion of the remaining Transferred Interest based on the remaining Member's Pro Rata Part on the date the divorce was granted. In the event any remaining Member elects to purchase none or less than all of such remaining Member's Pro Rata Part of the remaining Transferred Interest, then the Members electing to purchase their respective Pro Rata Part of the remaining Transferred Interest may increase their percentages proportionally. If the Company and remaining Members fail to purchase the entire Transferred Interest of the divorced Member, the same shall remain in the hands of the Member's spouse. Notwithstanding any provision of this Section to the contrary, the remaining Members may mutually agree to an allocation of the Transferred Interest to be purchased by each of them. The Transferred Interest shall be valued at an amount equal to the fair market value of the Transferred Interest as determined by agreement of the Company and the Member's spouse within twenty (20) days after the provision of the Divorce Notice or, in case of a failure to agree within such twenty (20) day period, as determined by an appraiser mutually agreed upon by the Company and the Member's spouse, taking into account all applicable discounts, including minority discounts. The cost of the appraisal shall be borne equally by the divorced Member and his/her spouse. With regard to any parties purchase of the Transferred Interest from the spouse of the divorced Member, the purchase price shall be paid as follows: (i) in up to three (3) equal annual installments of principal together with interest, commencing to accrue from the date of closing, at an interest rate equal to one percent (1%) plus prime as set forth in the Wall

Street Journal on the date of the granting of the divorce; or (ii) as otherwise mutually agreed by the spouse of the divorced Member and the respective purchaser(s). If the spouse of the divorced Member retains any of the Transferred Interest, he/she acknowledges and agrees that the Interest shall remain subject to the terms and conditions set forth in this Agreement.

7.4 <u>Assignees</u>. The Company shall not recognize for any purpose any purported sale, assignment or transfer of all or any fraction of the Membership Interest of a Member unless approved by all the remaining Members, whereupon such assignee may become a substituted Member. Until a person who is the assignee of all or any fraction of the interest of a Member becomes a substituted Member, he shall have no right to appoint a Manager or have any rights to vote pursuant to this Company Agreement.

ARTICLE VIII
Dissolution and Termination

8.1 <u>Dissolution</u>. Upon dissolution of the Company for an event under either Section 8.1(a) or 8.1(b), the business and affairs of the Company shall terminate and the assets of the Company shall be liquidated under this Article VIII.

(a) Except as provided in Section 8.1(b), the Company shall be dissolved upon the occurrence of one of the following events:

(i) Upon the election to dissolve the Company by written consent of the holders of a Majority of the Members; or

(ii) The entry of a decree of judicial dissolution.

(b) If there is only one Member of the Company, the Company shall dissolve and its affairs shall be wound up at such time as the Member may elect.

(c) Dissolution of the Company shall be effective as of the day on which the event occurs giving rise to the dissolution, but the Company shall not terminate until there has been a winding up of the Company's business and affairs, and the assets of the Company have been distributed as provided in Section 8.2.

(d) Upon dissolution of the Company, the Managers may cause any part or all of the assets of the Company to be sold or liquidated in such manner as a Majority of the Managers shall determine.

8.2 <u>Distribution of Assets Upon Dissolution</u>. In settling accounts after dissolution, the assets of the Company shall be paid in the following order:

(a) First, to creditors, in the order of priority as provided by law; and

(b) Thereafter, any remainder shall be distributed to the Members of the Company, pro rata, in accordance with their respective Membership Interests.

8.3   Distributions in Kind. If any assets of the Company are distributed in kind, such assets shall be distributed to the Members entitled thereto as tenants-in-common in the same proportions as the Members would have been entitled to cash distributions if such property had been sold for cash and the net proceeds thereof distributed to the Members.

8.4   Articles of Dissolution. When all liabilities and obligations of the Company have been paid or discharged, or adequate provision has been made therefor, and all of the remaining property and assets of the Company have been distributed to the Members according to their respective rights and interests, Articles of Dissolution shall be executed on behalf of the Company by the Managers or an authorized Member and shall be filed with the Secretary of State of Texas, and the Managers and Members shall execute, acknowledge and file any and all other instruments necessary or appropriate to reflect the dissolution and termination of the Company.

ARTICLE IX
INTENTIONALLY OMITTED

ARTICLE IX
Miscellaneous Provisions

10.1   Notices. Any notice, demand or communication required or permitted to be given by any provision of this Company Agreement shall be deemed to have been sufficiently given or served for all purposes if delivered personally to the party or to an Officer of the party to whom the same is directed or, if sent by registered or certified mail, postage and charges prepaid, addressed to the Member's and/or Company's address as it appears in the Company's records, as appropriate. Except as otherwise provided herein, any such notice shall be deemed to be given three (3) business days after the date on which the same was deposited in a regularly maintained receptacle for the deposit of United States mail, addressed and sent as aforesaid, or on the date of receipt if sent by expedited or personal delivery.

10.2   Application of Texas Law. This Company Agreement and the application or interpretation hereof, shall be governed exclusively by the laws of the State of Texas, and specifically the Act.

10.3   No Action for Partition. No Member shall have any right to maintain any action for partition with respect to the property of the Company.

10.4   Headings and Sections. The headings in this Company Agreement are inserted for convenience only and are in no way intended to describe, interpret, define, or limit the scope, extent or intent of this Company Agreement or any provision hereof. Unless the context requires otherwise, all references in this Company Agreement to Sections or Articles shall be deemed to mean and refer to Sections or Articles of this Company Agreement.

10.5   Amendment of Certificate of Formation and this Company Agreement. Except as otherwise expressly set forth in this Company Agreement and the Certificate of Formation of the

Company, this Company Agreement may be amended, supplemented or restated only upon the written consent of a Majority of the Members, provided, however, any amendments to Section 3.1 hereof shall require a 71% (seventy one percent) majority vote of the Members. Upon obtaining the approval of any amendment to the Certificate of Formation, the Managers shall cause the Amendment to the Certificate of Formation to be prepared in accordance with the Act, and such Amendment shall be executed by the Managers and shall be filed in accordance with the Act.

10.6 <u>Numbers and Gender</u>. Where the context so indicates, the masculine shall include feminine and neuter, and the neuter shall include the masculine and feminine, the singular shall include the plural and any reference to a "person" shall mean a natural person or a corporation, limited liability company, association, partnership, joint venture, estate, trust or any other entity.

10.7 <u>Binding Effect</u>. Except as herein otherwise provided to the contrary, this Company Agreement shall be binding upon and inure to the benefit of the Members, their distributees, heirs, legal representatives, executors, administrators, successors and assigns.

10.8 <u>Counterparts</u>. This Company Agreement may be executed in multiple counterparts, each of which shall be deemed to be an original and shall be binding upon the Member who executed the same, but all of such counterparts shall constitute the same Company Agreement.

[SIGNATURES ON THE FOLLOWING PAGE]

SCHEDULE 1

Company Agreement of Azotto Technology LLC
a Texas Limited Liability Company

Names, Initial Capital Contributions and
Membership Interests of the Members

Name of Member	Value of Initial Capital Contribution	Membership Interest
Turaj Belgameh	$_____	33.33%
Iraj Belgameh	$_____	33.33%
Keyan Belgameh	$_____	33.33%
TOTAL	$_____	**100.00%**

IN WITNESS WHEREOF, the undersigned initial Managers of the Company have caused this Company Agreement to be duly adopted by the Company dated effective as of March 24, 2023.

MANAGER:

_____
Turaj Belgameh

The undersigned Member, being the initial Member of the Company at this time, does hereby ratify, confirm and approve the adoption of this Company Agreement as the Company Agreement of the Company, and does hereby assume and agree to be bound by and to perform all of the terms and provisions set forth in this Company Agreement.

MEMBERS:

_____
Turaj Belgameh, Member

_____
Keyan Belgameh, Member

_____
Iraj Belgameh, Member

3. **Form of Subscription Agreement**

AZOTTO TECHNOLOGY, LLC
SUBSCRIPTION AGREEMENT

NOTICE TO INVESTORS

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "*SECURITIES ACT*"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "*SEC*"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE ACT. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO PROSPECTIVE INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

THE SECURITIES CANNOT BE SOLD OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE SECURITIES ACT. IN ADDITION, THE SECURITIES CANNOT BE SOLD OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH APPLICABLE STATE SECURITIES OR "*BLUE SKY*" LAWS. INVESTORS WHO ARE NOT "*ACCREDITED INVESTORS*" (AS THAT TERM IS DEFINED IN SECTION 501 OF REGULATION D PROMULGATED UNDER THE SECURITIES ACT) ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(g). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH INVESTOR IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY INVESTOR IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING CIRCULAR OR ANY OF THE OTHER MATERIALS PROVIDED BY THE COMPANY (COLLECTIVELY, THE "*OFFERING MATERIALS*"), OR ANY PRIOR OR SUBSEQUENT COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS (INCLUDING "*TESTING THE WATERS*" MATERIALS) AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANTS AND OTHER PROFESSIONAL ADVISORS AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "*ESTIMATE*," "*PROJECT*," "*BELIEVE*," "*ANTICIPAT*E," "*INTEND*," "*EXPECT*" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE

COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

SUBSCRIPTION AGREEMENT

This subscription agreement (this "Subscription Agreement" or the "Agreement") is entered into by and between Azotto Technology, LLC, a Texas limited liability company (hereinafter the "Company") and the undersigned (hereinafter the "Investor") as of the date set forth on the signature page hereto. Any term used but not defined herein shall have the meaning set forth in the Offering Circular (as defined below).

RECITALS

WHEREAS, the Company desires to offer 1,000,000,000 utility tokens on a "*best efforts*" basis pursuant to Regulation A of Section 3(6) of the Securities Act of 1933, as amended (the "Securities Act"), pursuant to a Tier 2 offerings (the "Offering"), of a minimum of 250,000 tokens, at a purchase price of $0.05 per token (the "Per Unit Purchase Price"), for total gross proceeds of up to $12,500.00 (the "Minimum Offering"), and for up to 1,000,000,000 tokens, at the Per Unit Purchase Price, for total gross proceeds of up to $50,000,000 (the "Maximum Offering"); and

WHEREAS, the Investor desires to acquire that number of Tokens (the "Tokens") as set forth on the signature page hereto at the purchase price set forth herein; and

WHEREAS, the Offering will terminate on the first to occur of: (i) the date on which the Maximum Offering is completed or (ii) February __, 2024, subject to the Company's right, in its sole discretion, to extend such date to as late as August __, 2024 (in each case, the "Termination Date").

NOW, THEREFORE, for and in consideration of the premises and the mutual covenants hereinafter set forth, the parties hereto do hereby agree as follows:

1. Subscription.

(a) The Investor hereby irrevocably subscribes for and agrees to purchase the number of Tokens set forth on the signature page hereto at the Per Unit Purchase Price, upon the terms and conditions set forth herein. The aggregate purchase price for the Tokens with respect to each Investor (the "Purchase Price") is payable in the manner provided in *Section 2(a)* below. The minimum number of Tokens that the Investor may purchase is 250,000 tokens for a subscription price of $12,500.00.

(b) Investor understands that the Tokens are being offered pursuant to the Form 1-A Regulation A Offering Circular dated October __, 2023 and its exhibits as filed with and qualified by the Securities and Exchange Commission (the "SEC") on October ___, 2023 (the "Offering Circular"). The Investor is also urged to review any Form 1-U Current Reports pursuant to Regulation A filed by the Company with the SEC (all such reports, together with the Offering Circular are hereinafter collectively referred to as the "SEC Reports"). By subscribing to the Offering, the Investor acknowledges that Investor has received and reviewed a copy of the SEC Reports and any other information required by Investor to make an investment decision with respect to the Tokens. The Company will accept tenders of funds to purchase the Tokens. The Company will close on investments on a "*rolling basis*," pursuant to the terms of the Offering Circular. As a result, not all investors will receive their Tokens on the same date.

(c) This subscription may be accepted or rejected in whole or in part, for any reason or for no reason, at any time prior to the Termination Date, by the Company at its sole and absolute discretion. In addition, the Company, at its sole and absolute discretion, may allocate to Investor only a portion of the number of the Tokens that Investor has subscribed for hereunder. The Company will notify Investor whether this subscription is accepted (whether in whole or in part) or rejected. If Investor's subscription is rejected, Investor's payment (or portion thereof if partially rejected) will be returned to Investor without interest and all of Investor's obligations hereunder shall terminate. In the event of rejection of this subscription in its entirety, or in the event the sale of the Tokens (or any portion thereof) to an Investor is not consummated for any reason, this Subscription Agreement shall have no force or effect, except for *Section 5* hereof, which shall remain in full force and effect.

(d) The terms of this Subscription Agreement shall be binding upon Investor and its permitted transferees, heirs, successors and assigns (collectively, the "Transferees"); provided, however, that for any such transfer to be deemed effective, the Transferee shall have executed and delivered to the Company in advance an instrument in form acceptable to the Company in its sole discretion, pursuant to which the proposed Transferee shall acknowledge and agree to be bound by the representations and warranties of Investor and the terms of this Subscription Agreement. No transfer of this Agreement may be made without the consent of the Company, which may be withheld in its sole and absolute discretion.

2. Payment and Purchase Procedure. The Purchase Price shall be paid simultaneously with Investor's subscription. Investor shall deliver payment for the aggregate purchase price of the Tokens by check, credit card, ACH deposit or by wire transfer to an account designated by the Company in *Section 8* below. The Investor acknowledges that, in order to subscribe for Tokens, he must fully comply with the purchase procedure requirements set forth in *Section 8* below.

3. Representations and Warranties of the Company. The Company represents and warrants to Investor that the following representations and warranties are true and complete in all material respects as of the date of each Closing: (a) the Company is a limited liability company duly formed, validly existing and in good standing under the laws of the State of Texas. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, the Tokens and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business; (b) The issuance, sale and delivery of the Tokens in accordance with this Subscription Agreement have been duly authorized by all necessary corporate action on the part of the Company. The Tokens, when issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued, fully paid and non-assessable; (c) the acceptance by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon the Company's acceptance of this Subscription Agreement, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by the Company's Articles of Organization, Operating Agreement and the Texas Limited Liability Company Act in general.

4. Representations and Warranties of Investor. By subscribing to the Offering, Investor (and, if Investor is purchasing the Tokens subscribed for hereby in a fiduciary capacity, the person or persons for whom Investor is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects, as of the date of each Closing:

(a) *Requisite Power and Authority*. Investor has all necessary power and authority under all applicable provisions of law to subscribe to the Offering, to execute and deliver this Subscription Agreement and to carry out the provisions thereof. All actions on Investor's part required for the lawful subscription to the offering have been or will be effectively taken prior to the Closing. Upon subscribing to the Offering, this Subscription Agreement will be a valid and binding obligation of Investor, enforceable in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (ii) as limited by general principles of equity that restrict the availability of equitable remedies.

(b)   *Company Offering Circular and SEC Reports*. Investor acknowledges the public availability of the Company's Offering Circular which can be viewed on the SEC Edgar Database, under the CIK number _____. This Offering Circular is made available in the Company's qualified offering statement on SEC Form 1-A, as amended, and was qualified by the SEC on _____, 2023. In the Company's Offering Circular it makes clear the terms and conditions of the offering of Shares and the risks associated therewith are described. Investor has had an opportunity to discuss the Company's business, management and financial affairs with directors, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Investor has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Investor acknowledges that except as set forth herein, no representations or warranties have been made to Investor, or to Investor's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(c)   *Investment Experience; Investor Determination of Suitability*. Investor has sufficient experience in financial and business matters to be capable of utilizing such information to evaluate the merits and risks of Investor's investment in the Tokens, and to make an informed decision relating thereto. Alternatively, the Investor has utilized the services of a purchaser representative and together they have sufficient experience in financial and business matters that they are capable of utilizing such information to evaluate the merits and risks of Investor's investment in the Tokens, and to make an informed decision relating thereto. Investor has evaluated the risks of an investment in the Tokens, including those described in the section of the Offering Circular entitled "*Risk Factors*," and has determined that the investment is suitable for Investor. Investor has adequate financial resources for an investment of this character. Investor could bear a complete loss of Investor's investment in the Company.

(d)   *No Registration*. Investor understands that the Tokens are not being registered under the Securities Act on the ground that the issuance is exempt under Regulation A of Section 3(b) of the Securities Act, and that reliance on such exemption is predicated in part on the truth and accuracy of Investor's representations and warranties, and those of the other purchasers of the Tokens, in the offering. Investor further understands that, at present, the Company is offering the Tokens solely by members of its management. However, the Company reserves the right to engage the services of a broker/dealer who is registered with the Financial Industry Regulatory Authority ("FINRA"). Accordingly, until such FINRA registered broker/dealer has been engaged as a placement or selling agent, the Tokens may not be "*covered securities*" under the National Securities Market Improvement Act of 1996, and the Company may be required to register or qualify the Tokens under the securities laws of those states in which the Company intends to offer the Tokens. In the event that Tokens are so registered or qualified, the Company will notify the Investor and all prospective purchasers of the Tokens as to those states in which the Company is permitted to offer and sell the Tokens. In the event that the Company engages a FINRA registered broker/dealer as placement or selling agent, and FINRA approves the compensation of such broker/dealer, then the Tokens will no longer be required to be registered under state securities laws on the basis that the issuance thereof is exempt as an offer and sale not involving a registrable public offering in such state, as the Tokens will be "*covered securities*" under the National Securities Market Improvement Act of 1996. The Investor covenants not to sell, transfer or otherwise dispose of any Tokens unless such Tokens have been registered under the applicable state securities laws in which the Tokens are sold, or unless exemptions from such registration requirements are otherwise available.

(e)   *Illiquidity and Continued Economic Risk*. Investor acknowledges and agrees that there is no ready public market for the Tokens and that there is no guarantee that a market for their resale will ever exist. The Company has no obligation to list any of the Tokens on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Tokens. Investor must bear the economic risk of this investment indefinitely and Investor acknowledges that Investor is able to bear the economic risk of losing Investor's entire investment in the Tokens.

(f) *Accredited Investor Status or Investment Limits*. Investor represents that either:

> (i)   that Investor is an "*accredited investor*" within the meaning of Rule 501 of Regulation D under the Shares Act; or

(ii)   that the Purchase Price, together with any other amounts previously used to purchase Tokens in this offering, does not exceed Ten Percent (10%) of the greater of Investor's annual income or net worth (or in the case where Investor is a non-natural person, their revenue or net assets for such Investor's most recently completed fiscal year end).

Investor represents that to the extent it has any questions with respect to its status as an accredited investor, or the application of the investment limits, it has sought professional advice.

(g) *Stockholder Information*. Within five (5) days after receipt of a request from the Company, Investor hereby agrees to provide such information with respect to its status as a stockholder (or potential stockholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject, including, without limitation, the need to determine the accredited investor status of the Company's stockholders. Investor further agrees that in the event it transfers any Tokens, it will require the transferee of such Tokens to agree to provide such information to the Company as a condition of such transfer.

(h) *Valuation; Arbitrary Determination of Per Unit Purchase Price by the Company*. Investor acknowledges that the Per Unit Purchase Price of the Tokens to be sold in this offering was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. Investor further acknowledges that future offerings of securities of the Company may be made at lower valuations, with the result that Investor's investment will bear a lower valuation.

(i) *Domicile*. Investor maintains Investor's domicile (and is not a transient or temporary resident) at the address provided with Investors subscription.

(j) *Foreign Investors*. If Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Tokens or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Tokens, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Tokens. Investor's subscription and payment for and continued beneficial ownership of the Tokens will not violate any applicable securities or other laws of Investor's jurisdiction.

(k) *Fiduciary Capacity*. If Investor is purchasing the Tokens in a fiduciary capacity for another person or entity, including without limitation a corporation, partnership, trust or any other entity, the Investor has been duly authorized and empowered to execute this Agreement and all other subscription documents. Upon request of the Company, Investor will provide true, complete and current copies of all relevant documents creating the Investor, authorizing its investment in the Company and/or evidencing the satisfaction of the foregoing.

5. Indemnity. The representations, warranties and covenants made by Investor herein shall survive the closing of this Subscription Agreement. Investor agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by Investor to comply with any covenant or agreement made by Investor herein or in any other document furnished by Investor to any of the foregoing in connection with this transaction.

6. Governing Law; Jurisdiction; Waiver of Jury Trial. All questions concerning the construction, validity, enforcement and interpretation of the Offering Circular, including, without limitation, this Subscription Agreement, shall be governed by and construed and enforced in accordance with the internal laws of the State of Texas, without regard to the principles of conflicts of law thereof. Each party agrees that all legal proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by this Subscription Agreement and any documents included within the Offering Circular (whether brought against a party hereto or its respective affiliates, directors, officers, shareholders, partners, members, employees or agents) shall be commenced exclusively in the state

and federal courts sitting in the City of Plano. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in the City of Plano for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein (including with respect to the enforcement of any of the documents included within the Offering Circular), and hereby irrevocably waives, and agrees not to assert in any action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such action or proceeding is improper or is an inconvenient venue for such proceeding. Each party hereby irrevocably waives personal service of process and consents to process being served in any such action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Subscription Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by law. If any party hereto shall commence an action or proceeding to enforce any provisions of the documents included within the Offering Circular, then the prevailing party in such action or proceeding shall be reimbursed by the non-prevailing party for its reasonable attorneys' fees and other costs and expenses incurred with the investigation, preparation and prosecution of such action or proceeding. IN ANY ACTION, SUIT, OR PROCEEDING IN ANY JURISDICTION BROUGHT BY ANY PARTY AGAINST ANY OTHER PARTY, THE PARTIES EACH KNOWINGLY AND INTENTIONALLY, TO THE GREATEST EXTENT PERMITTED BY APPLICABLE LAW, HEREBY ABSOLUTELY, UNCONDITIONALLY, IRREVOCABLY AND EXPRESSLY WAIVES FOREVER TRIAL BY JURY.

7. Notices. Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed on the date of such delivery to the address of the respective parties as follows, *if to the Company, to* Azotto Technology, LLC, 3400 14th St., Plano, Texas 75074, Attention: Turaj Belgameh, Chief Executive Officer. If to Investor, at Investor's address supplied in connection with this subscription, or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by email shall be confirmed by letter given in accordance with (a) or (b) above.

8. Purchase Procedure. The Investor acknowledges that, in order to subscribe for Tokens, he must, and he does hereby, deliver to the Company: (a) a fully completed and executed counterpart of the Signature Page attached to this Subscription Agreement; and (b) payment for the aggregate Purchase Price in the amount set forth on the Signature Page attached to this Agreement. Payment may be made by either check, wire, credit card or ACH deposits.

Please make checks payable to "Azotto Technology, LLC" and send to the following address:


Azotto Technology, LLC
Attn: Turaj Belgameh
3400 14th St.
Plano, TX 75074


Wire instructions to the Company:

Name and Address of Bank:
ABA # _____
Account# _____
_____
_____
_____

For the benefit of: Azotto Technology, LLC

9. Miscellaneous. All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require. Other than as set forth herein, this Subscription Agreement is not transferable or assignable by Investor. The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Investor and its heirs, executors,

administrators and successors and shall inure to the benefit of the Company and its successors and assigns. None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Investor. In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement. The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law. This Subscription Agreement supersedes all prior discussions and agreements between the parties, if any, with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof. The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person. The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof. In the event that either party hereto shall commence any suit, action or other proceeding to interpret this Subscription Agreement, or determine to enforce any right or obligation created hereby, then such party, if it prevails in such action, shall recover its reasonable costs and expenses incurred in connection therewith, including, but not limited to, reasonable attorney's fees and expenses and costs of appeal, if any. All notices and communications to be given or otherwise made to Investor shall be deemed to be sufficient if sent by e-mail to such address provided by Investor on the signature page of this Subscription Agreement. Unless otherwise specified in this Subscription Agreement, Investor shall send all notices or other communications required to be given hereunder to the Company via e-mail at *investors@yayyo.com*. Any such notice or communication shall be deemed to have been delivered and received on the first business day following that on which the e-mail has been sent (assuming that there is no error in delivery). As used in this *Section 9*, the term "*business day*" shall mean any day other than a day on which banking institutions in the State of Texas are legally closed for business. This Subscription Agreement may be executed in one or more counterparts. No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

10. Consent to Electronic Delivery of Notices, Disclosures and Forms. Investor understands that, to the fullest extent permitted by law, any notices, disclosures, forms, privacy statements, reports or other communications (collectively, "Communications") regarding the Company, the Investor's investment in the Company and the Tokens (including annual and other updates and tax documents) may be delivered by electronic means, such as by e-mail. Investor hereby consents to electronic delivery as described in the preceding sentence. In so consenting, Investor acknowledges that e-mail messages are not secure and may contain computer viruses or other defects, may not be accurately replicated on other systems or may be intercepted, deleted or interfered with, with or without the knowledge of the sender or the intended recipient. The Investor also acknowledges that an e-mail from the Company may be accessed by recipients other than the Investor and may be interfered with, may contain computer viruses or other defects and may not be successfully replicated on other systems. Neither the Company, nor any of its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act (collectively, the "Company Parties"), gives any warranties in relation to these matters. Investor further understands and agrees to each of the following: (a) other than with respect to tax documents in the case of an election to receive paper versions, none of the Company Parties will be under any obligation to provide Investor with paper versions of any Communications; (b) electronic Communications may be provided to Investor via e-mail or a website of a Company Party upon written notice of such website's internet address to such Investor. In order to view and retain the Communications, the Investor's computer hardware and software must, at a minimum, be capable of accessing the Internet, with connectivity to an internet service provider or any other capable communications medium, and with software capable of viewing and printing a portable document format ("PDF") file created by Adobe Acrobat. Further, the Investor must have a personal e-mail address capable of sending and receiving e-mail messages to and from the Company Parties. To print the documents, the Investor will need access to a printer compatible with his or her hardware and the required software; (c) if these software or hardware requirements change in the future, a Company Party will notify the Investor through written notification. To facilitate these services, the Investor must provide the Company with his or her current e-mail address and update that information as necessary.

Unless otherwise required by law, the Investor will be deemed to have received any electronic Communications that are sent to the most current e-mail address that the Investor has provided to the Company in writing; (d) none of the Company Parties will assume liability for non-receipt of notification of the availability of electronic Communications in the event the Investor's e-mail address on file is invalid; the Investor's e-mail or Internet service provider filters the notification as "*spam*" or "*junk mail*"; there is a malfunction in the Investor's computer, browser, internet service or software; or for other reasons beyond the control of the Company Parties; and (e) solely with respect to the provision of tax documents by a Company Party, the Investor agrees to each of the following: (i) if the Investor does not consent to receive tax documents electronically, a paper copy will be provided, and (ii) the Investor's consent to receive tax documents electronically continues for every tax year of the Company until the Investor withdraws its consent by notifying the Company in writing.

[THIS SPACE IS INTENTIONALLY LEFT BLANK]

[SIGNATURE PAGE TO FOLLOW]

INVESTOR CERTIFIES THAT HE HAS READ THIS ENTIRE SUBSCRIPTION AGREEMENT AND THAT EVERY STATEMENT MADE BY THE INVESTOR HEREIN IS TRUE AND COMPLETE.

THE COMPANY MAY NOT BE OFFERING THE SECURITIES IN EVERY STATE. THE OFFERING MATERIALS DO NOT CONSTITUTE AN OFFER OR SOLICITATION IN ANY STATE OR JURISDICTION IN WHICH THE SECURITIES ARE NOT BEING OFFERED. THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT, IN WHOLE OR IN PART, FOR ANY REASON OR FOR NO REASON, ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE DOLLAR AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

IN WITNESS WHEREOF, this Subscription Agreement is executed as of the _____ day of _____, 2023.

Number of Tokens Subscribed For: _____

Total Purchase Price: $ _____

Signature of Investor: _____

Name of Investor: _____

Address of Investor: _____

Electronic Mail Address: _____

Investor's SS# or Tax ID#: _____

ACCEPTED BY: AZOTTO TECHNOLOGY, LLC

Signature of Authorized Signatory: _____

Name of Authorized Signatory: Turaj Belgameh, CEO

Date of Acceptance: _____, 2023.

[SIGNATURE PAGE TO SUBSCRIPTION AGREEMENT]

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-A and has duly caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Plano, State of Texas, on October 5, 2023.

AZOTTO TECHNOLOGY, LLC

/s/ Turaj Balgameh
Turaj Balgameh, Chief Executive Officer
Date: September __, 2023

The following persons in the capacities and on the dates indicated have signed this Offering Statement.

/s/ Turaj Balgameh
Turaj Balgameh, Chief Executive Officer, Chief Operating Officer
Date: October 5, 2023

/s/ Faizan Amjun
Faizan Anjum, Chief Product Officer
Date: October 5, 2023

/s/ Tracy Martin
Tracy Martin, Director of Content
Date: October 5, 2023